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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                       CORT BUSINESS SERVICES CORPORATION
                           (Name of subject company)

                       CORT BUSINESS SERVICES CORPORATION
                      (Name of person(s) filing statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of classes of securities)

                           COMMON STOCK--220493-10-0
                    (CUSIP number of classes of securities)

                               ----------------

                                 PAUL N. ARNOLD
                     President and Chief Executive Officer
                       CORT Business Services Corporation
                             11250 Waples Mill Road
                                   Suite 500
                            Fairfax, Virginia 22030
                                 (703) 968-8524
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                                With a copy to:

                           G. DANIEL O'DONNELL, ESQ.
                             Dechert Price & Rhoads
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                        Philadelphia, Pennsylvania 19103
                                 (215) 994-4000

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is CORT Business Services Corporation, a Delaware corporation ("CORT" or the "Company"). The address of the principal executive offices of the Company is CORT Business Services Corporation, 11250 Waples Mill Road, Suite 500, Fairfax, Virginia 22030. The titles of the classes of equity securities to which this Statement relates are the Common Stock, par value $0.01 per share, of the Company ("Voting Stock" or "Voting Shares") and the Class B Common Stock, par value $0.01 per share, of the Company (the "Class B Common Stock" or "Class B Shares" and, together with the Voting Stock, the "Shares" or the "Securities").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to the tender offer by Wesco Financial Corporation, a Delaware corporation ("Ultimate Parent"), Wesco Holdings Midwest, Inc., a Nebraska corporation and a wholly owned subsidiary of Ultimate Parent ("Parent"), and C Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), disclosed in a Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on January 21, 2000 (as the same may be amended from time to time, the "Schedule l4D-l"), to purchase for cash all of the outstanding Shares at a price of $28.00 per Share, net to the seller in cash (subject to applicable withholding of taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 21, 2000 (the "Offer to Purchase"), and the related Letters of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer") included in the Schedule 14D-l.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 14, 2000, among Ultimate Parent, Parent, Purchaser and the Company (the "Merger Agreement"). The Offer is subject to the conditions set forth in the Merger Agreement, including the condition that the number of Securities validly tendered and not withdrawn prior to the expiration date of the Offer shall not be less than a majority of the Shares then outstanding on a fully diluted basis on the date of purchase, when aggregated with any Shares owned by Parent, the Purchaser or an affiliate of Parent or the Purchaser (the "Minimum Condition").

  Pursuant to the Merger Agreement, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the "Merger") and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent. The company surviving the Merger is referred to as the "Surviving Corporation." Upon effectiveness of the Merger, each issued and outstanding Share (other than Shares purchased in the Offer or otherwise owned by Parent, the Purchaser or any other wholly owned subsidiary of Parent or by the Company or any of its subsidiaries and dissenting Shares) will be converted into the right to receive $28.00 per Share in cash or such higher price per share as may be paid in the Offer (the "Merger Consideration") upon surrender of the certificate formerly representing such Share. The terms of the Merger Agreement, a copy of which is filed as an Exhibit hereto and is incorporated herein by reference, are summarized below under Item 3(b) of this Schedule 14D-9.

  Parent and Purchaser have also entered into a Stockholder Agreement, dated as of January 14, 2000 (the "Stockholder Agreement"), with Citicorp Venture Capital Ltd. ("CVC") which beneficially owns approximately 5,778,518 of the outstanding Shares (such Shares, together with any other Shares acquired by CVC, the "CVC Shares"), or approximately 44% of the outstanding Shares, pursuant to which CVC has agreed (i) to tender the CVC Shares into the Offer,
(ii) to grant to Parent an option to purchase all of the CVC Shares, in each case upon the terms and subject to the conditions set forth therein, (iii) to the extent it becomes entitled to vote the CVC Shares, at any meeting of the stockholders of the Company (individually, a "Stockholder" and collectively, the "Stockholders") however called, to vote the CVC Shares in favor of the Merger and the Merger Agreement, against any Takeover Proposal (as hereinafter defined) and against any proposal for action or agreement that would result in a breach of any covenant or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the Company's obligations under the Merger Agreement not being fulfilled, any change in the directors of the Company (except as contemplated by the Merger Agreement), any change in the Company's capitalization, corporate structure or business or any other action which could reasonably be

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expected to interfere with, delay or materially adversely affect the likelihood that the transactions contemplated by the Merger Agreement will be consummated, and (iv) subject to the prior rights granted under the Trust Agreement (as defined below), to grant to Parent and Purchaser, or any of their nominees, an irrevocable proxy to demand that the Company call a special meeting to consider the Merger and the Merger Agreement and to vote the CVC Shares at any meeting of the Stockholders, however called, for such purpose. The terms of the Stockholder Agreement, a copy of which is filed as an Exhibit hereto and is incorporated herein by reference, are summarized below under
Item 3(b) of this Schedule l4D-9.

  Parent and Purchaser have also entered into a Voting Agreement, dated as of January 14, 2000 (the "Voting Agreement"), with Robert N. Pokelwaldt ("Trustee"), pursuant to which Trustee, as trustee under that certain Amended and Restated Voting Trust Agreement (the "Trust Agreement") dated as of November 15, 1999, by and among CVC, Trustee and certain former trustees of such trust, has agreed, (i) at any meeting of the Stockholders however called, to vote the CVC Shares in favor of the Merger and the Merger Agreement, against any Takeover Proposal (as hereinafter defined) and against any proposal for action or agreement that would result in a breach of any covenant or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the Company's obligations under the Merger Agreement not being fulfilled, any change in the directors of the Company (except as contemplated by the Merger Agreement), any change in the Company's capitalization, corporate structure or business or any other action which could reasonably be expected to interfere with, delay or materially adversely affect the likelihood that the transactions contemplated by the Merger Agreement will be consummated and (ii) to grant to Parent and Purchaser, or any of their nominees, an irrevocable proxy to demand that the Company call a special meeting to consider the Merger and the Merger Agreement and to vote the CVC Shares at any meeting of the Stockholders, however called, for such purpose. The terms of the Voting Agreement, a copy of which is filed as an Exhibit hereto and is incorporated herein by reference, are summarized below under Item 3(b) of this Schedule 14D-9.

  All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Ultimate Parent, Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

  According to the Schedule 14D-1, the address of the principal executive offices of the Ultimate Parent is Wesco Financial Corporation, 301 East Colorado Boulevard, Suite 300, Pasadena, California 91101, of Parent is Wesco Holdings Midwest, Inc., 1440 Kiewit Plaza, Omaha, Nebraska 68131 and of Purchaser is C Acquisition Corp., 1440 Kiewit Plaza, Omaha, Nebraska 68131.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

  (b) Except as described herein, in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended ("the Exchange Act") which is attached hereto as Annex A and in the Exhibits hereto, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) Ultimate Parent, Parent or Purchaser or any of their respective executive officers, directors or affiliates.

Merger Agreement

  The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement filed as an exhibit to this Schedule 14D-9 and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

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  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five business days after the public announcement of the execution of the Merger Agreement. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of certain conditions that are described below under the caption "--Conditions of the Offer."

  Purchaser and Parent have agreed that, without the prior written consent of the Company, no change in the Offer may be made which decreases the price per Share payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer, or which adds to or modifies the conditions to the Offer set forth below under the caption "--Conditions of the Offer." Notwithstanding the foregoing, Purchaser is entitled and required to extend the Offer at any time up to 40 days in the aggregate, in one or more periods of not more than 10 business days, if at the initial expiration date of the Offer, or any extension thereof, any condition to the Offer is not satisfied or waived, provided that Purchaser is not required to so extend the Offer unless (i) each such condition is reasonably capable of being satisfied and
(ii) the Company is in material compliance with all of its covenants under the Merger Agreement after Purchaser shall have given the Company 10 days prior written notice of any noncompliance. In addition, if Purchaser and Parent are not in material breach of the Merger Agreement, Purchaser may, without the consent of the Company, extend the Offer for up to an additional 40 days, in one or more periods of not more than 10 business days, if any condition to the Offer is not satisfied or waived and such condition is reasonably capable of being satisfied. If, on the expiration date of the Offer, the Shares validly tendered and not withdrawn pursuant to the Offer equal at least 75% of the outstanding Shares but less than 90% of the outstanding Shares on a fully-diluted basis, Purchaser may, without the consent of the Company, extend the Offer on one occasion for up to 10 business days notwithstanding that all the conditions to the Offer have been satisfied so long as (i) Purchaser irrevocably waives the satisfaction of any of the conditions to the Offer (other than in the case of the first condition described under the caption "-- Conditions of the Offer," the occurrence of any statute, rule, regulation, judgment, order or preliminary or permanent injunction making illegal or prohibiting the consummation of the Offer (a "Prohibition")) that subsequently may not be satisfied during any such extension of the Offer. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law or the SEC in connection with such increase in each case without the consent of the Company.

  Board Representation. Pursuant to the Merger Agreement, upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Parent or their affiliates, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Board") as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to that number of directors which equals the product of the total number of directors on the Board (giving effect to the election or appointment of any additional directors pursuant to this paragraph and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its subsidiaries) bears to the total number of Shares then issued and outstanding. The Company has agreed, upon request by Purchaser, to promptly increase the size of the Board as is necessary to enable Purchaser's designees to be elected to the Board and to cause Purchaser's designees to be so elected; provided that, if Purchaser's designees are appointed or elected to the Board, until the Effective Time, the Board shall have at least two directors who are directors on the date of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Parent (the "Independent Directors"). The Merger Agreement also provides that, during the period after such election of directors designated by Purchaser but prior to the Effective Time, the Board shall delegate to a committee of the Board comprised solely of the Independent Directors the sole responsibility for (i) the amendment or termination of the Merger Agreement (in either case in accordance with the Merger Agreement) on behalf of the Company, but excluding a termination by the Company because it has entered into a definitive agreement providing for a Superior Proposal, which is not delegated, (ii) the waiver of any of the Company's rights or remedies under the Merger Agreement,
(iii) the extension of the time for performance of

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Parent's or Purchaser's obligations under the Merger Agreement, or (iv) the assertion or enforcement of the Company's rights under the Merger Agreement to
(a) object to a failure to consummate the Merger for a failure of the condition that the Company perform in all material respects all material obligations required by it under the Merger Agreement to be satisfied or (b) object to a termination of the Merger Agreement by the Parent based upon any alleged inaccuracy in the representations and warranties of the Company in the Merger Agreement.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions therein, and in accordance with the Delaware General Corporation Law ("DGCL"), at the Effective Time Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation. Upon consummation of the Merger, each Share issued and outstanding immediately prior to the Effective Time held by a Stockholder (other than any Dissenting Shares) shall be canceled and shall be converted automatically into the right to receive from Surviving Corporation the Merger Consideration payable, without interest. All Shares that are owned by the Company as treasury stock, all Shares owned by any subsidiary of the Company and any Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent will be canceled and retired and will cease to exist and no consideration will be delivered in exchange therefor.

  Pursuant to the Merger Agreement, at the Effective Time each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

  The Merger Agreement provides that the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, will be amended as set forth in the Merger Agreement, and the Certificate of Incorporation as so amended at the Effective Time will be the Certificate of Incorporation of the Surviving Corporation. The Merger Agreement also provides that the By-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

  Directors and Officers of the Surviving Corporation. The Merger Agreement provides that the directors of Purchaser and the officers of the Company immediately prior to the Effective Time will, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-laws.

  Treatment of Options. The Merger Agreement also provides that each holder of an outstanding option to purchase Shares (an "Option") granted under any employee stock option plan of the Company, whether or not exercisable, shall be entitled to receive no later than the Effective Time, an amount in cash in cancellation of such Option equal to the excess if any of the Merger Consideration over the exercise price per Share of such Option multiplied by the number of Shares subject to such Option (net of applicable withholding taxes), and that as of the Effective Time, all Company stock option plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the Company's or any of its subsidiaries' capital stock shall be canceled.

  Stockholders' Meeting. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, (i) duly call, give notice of, convene and hold a meeting of the Stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement, (ii) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its reasonable efforts (x) to obtain and furnish the information required to be included by the federal securities laws (and the rules and regulations thereunder) in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its Stockholders and (y) to obtain the necessary approvals of

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the Merger and the Merger Agreement by its Stockholders; and (iii) include in the Proxy Statement the recommendation of the Board that Stockholders vote in favor of the approval of the Merger and the adoption of the Merger Agreement, unless such recommendation has been withdrawn, or as such recommendation has been modified, in accordance with the Merger Agreement.

  Parent has agreed to provide the Company with the information concerning Parent and Purchaser required to be included in the Proxy Statement and to vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

  Merger Without Meeting of Stockholders. In the event that Parent or Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, each of the parties to the Merger Agreement has agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of Stockholders, in accordance with Section 253 of the DGCL.

  Conduct of Business. Pursuant to the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, unless Parent otherwise agrees in writing, the Company shall, and shall cause its subsidiaries to, in all material respects, (i) conduct its business in the usual, regular and ordinary course consistent with past practice and (ii) use all reasonable efforts to maintain and preserve intact its business organization and the good will of those having business relationships with it and retain the services of its present officers and key employees.

  The Company has further agreed that during this period, except as expressly provided in the Merger Agreement, it will not, nor will it permit any of its subsidiaries to, without the prior written consent of Parent:

    (i) (1) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, option, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock or (B) any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock outstanding on the date of the Merger Agreement other than pursuant to
  (x) the exercise of stock options or warrants outstanding as of the date of the Merger Agreement and (y) acquisitions and investments permitted by paragraph (iv) below; (2) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding shares of capital stock; or (3) split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to its Stockholders in their capacity as such;

    (ii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person other than the Company or its subsidiaries;

    (iii) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets with a minimum value in excess of $10 million to any individual, corporation or other entity other than a direct or indirect wholly owned subsidiary, or cancel, release or assign any indebtedness in excess of $1 million to any such person or any claims held by any such person, in each case that is material to the Company and its subsidiaries, taken as a whole, except (1) in the ordinary course of business consistent with past practice,
  (2) pursuant to contracts or agreements in force at the date of the Merger Agreement or (3) pursuant to plans disclosed in writing prior to the execution of the Merger Agreement to the other party;

    (iv) except for transactions in the ordinary course of business consistent with past practice, make any material acquisition or investment either by purchase of stock or securities, merger or consolidation,

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  contributions to capital, property transfers, or purchases of any property or assets of any other individual, corporation or other entity other than a wholly owned subsidiary thereof;

    (v) increase in any manner the compensation of any of its directors, officers or employees or enter into, establish, amend, or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan or arrangement with or for any stockholder, officer, director, employee, agent, consultant or affiliate other than (1) as required pursuant to existing agreements and (2) increases in salaries and benefits of employees who are not directors or officers of the Company made in the ordinary course of business consistent with past practices;

    (vi) amend its certificate of incorporation, bylaws or similar governing documents; or

    (vii) make any commitment to or take any of these aforementioned actions.

  Access to Information. Pursuant to the Merger Agreement, upon reasonable notice and subject to applicable laws, the Company has agreed to, and to cause each of its subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Parent, during normal business hours during the period prior to the Effective Time, reasonable access to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives and, during such period, to make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents which Parent or the Company is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request.

  Further Assurances. Parent and the Company have agreed to, and to cause their subsidiaries to, use all reasonable efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the Merger and, subject to certain conditions set forth in the Merger Agreement, to consummate the transactions contemplated by the Merger Agreement as promptly as practicable and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Company or Parent or any of their respective subsidiaries in connection with the Merger and the other transactions contemplated by the Merger Agreement, and to comply with the terms and conditions of any such consent, authorization, order or approval.

  The Company and Parent have further agreed to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of the Merger Agreement, the transactions contemplated therein, including, without limitation, using all reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and using all reasonable efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated thereby or seeking material damages.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company, Parent and Purchaser as to the enforceability of the Merger Agreement. The Company also has provided representations and warranties as to absence of certain changes or events concerning its business, compliance with law, absence of litigation, corporate status, capitalization, and the accuracy of financial statements and filings with the SEC.

  Indemnification of Officers and Directors. The Merger Agreement provides that from and after the Effective Time, Parent and Purchaser shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes such prior to the Effective Time, an officer, director, agent, fiduciary or employee of the Company or any of its subsidiaries (the "Indemnified Parties") against (i) all losses, claims, damages, costs, expenses,

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fines, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval will not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, agent, fiduciary or employee of the Company or any of its subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby. In the case of Purchaser and the Surviving Corporation, such indemnification will only be to the fullest extent a corporation is permitted under the DGCL to indemnify its own directors, officers, agents, fiduciaries and employees; and in the case of Parent, such indemnification will not be limited by the DGCL but will not be applicable to any claims made against the Indemnified Parties (A) if a judgment or other final adjudication established that their acts or omissions were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so deliberated or (B) arising out of, based upon or attributable to the gaining in fact of any financial profit or other advantage to which they were not legally entitled. Parent, Purchaser and the Surviving Corporation, as the case may be, will pay all expenses of each Indemnified Party in advance of the final disposition of any such action or proceeding, which in the case of Purchaser and the Surviving Corporation will be only to the fullest extent permitted by law upon receipt of any undertaking contemplated by Section 145(e) of the DGCL.

  Treatment of Employee Benefits. Parent has agreed to honor, in accordance with their terms, all employee benefit plans and other employment, consulting, benefit, compensation or severance agreements, arrangements and policies of the Company.

  Conditions to Each Party's Obligation to Effect the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Closing Date of the following conditions: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the requisite vote of the Stockholders to the extent required by the applicable law and the Certificate of Incorporation of the Company; (ii) no statute, rule, order, decree or regulation shall have been enacted by any Governmental Entity or authority of competent jurisdiction which prohibits the consummation of the Merger and all governmental consents, orders and approvals required for consummation of the Merger and the other transactions contemplated by the Merger Agreement shall have been obtained and shall be in effect at the Effective Time; (iii) no order or injunction of any Governmental Entity shall be in effect which precludes, restrains, enjoins or prohibits the consummation of the Merger provided the parties used reasonable best efforts to prevent such order or injunction; and (iv) Parent, Purchaser or one of their affiliates shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, provided, that this condition shall be deemed satisfied if Purchaser shall have failed to purchase Shares pursuant to the Offer in breach of its obligations under the Merger Agreement. In addition, the obligations of Parent and Purchaser to effect the Merger are subject to the further condition (which Parent may waive) that the Company shall have performed in all material respects all of its material obligations under the Merger Agreement required to be performed prior to the earlier of (a) such time as Parent's or Purchaser's designees constitute a majority of the Board, and (b) the Closing Date; provided that the Company's failure of performance was not caused by Parent or was not actually known to Parent at or prior to the time Purchaser accepted for payment any Shares pursuant to the Offer.

  No Solicitation. Pursuant to the Merger Agreement, the Company has agreed to immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal (as hereinafter defined) and, from the date of the Merger Agreement until the Expiration Date, to not, and to not permit any of its subsidiaries, or any of its officers, directors or employees or any affiliate, investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), or take any other action designed to facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided that if, prior to the

Expiration Date and following the receipt of a Superior Proposal (as hereinafter defined) or a proposal which is reasonably expected to lead to a Superior Proposal that was unsolicited and made in circumstances not otherwise involving a breach of the Merger Agreement, the Board determines in good faith, after considering applicable provisions of state law and after consultation with outside counsel, that a failure to do so could reasonably be expected to constitute a breach by it of its fiduciary duties to its Stockholders under applicable law, the Company may, in response to such Takeover Proposal and subject to compliance with the Merger Agreement, (x) furnish information with respect to the Company to the party making such Takeover Proposal pursuant to a customary confidentiality agreement, provided that (i) such confidentiality agreement must include a provision prohibiting solicitation of key employees of the Company or its subsidiaries, such provision lasting at least one year, and may not include any provision calling for an exclusive right to negotiate with the Company and (ii) the Company advises Parent of all such nonpublic information delivered to such person concurrently with its delivery to the requesting party, and (y) participate in negotiations with such party regarding such Takeover Proposal.

  Except as expressly permitted in the Merger Agreement, the Company has agreed that neither the Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval, determination of advisability, or recommendation by such Board of Directors or such committee of the Transactions, (ii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the Expiration Date the Board determines in good faith, in response to a Superior Proposal that was unsolicited and made in circumstances not otherwise involving a breach of the Merger Agreement, and after consideration of applicable provisions of state law and after consultation with outside counsel, that the failure to do so could reasonably be expected to constitute a breach of its fiduciary duties to the Company's Stockholders under applicable law, the Board may (subject to this and the following sentences and to compliance with the provisions of the immediately preceding paragraph) (x) withdraw or modify its approval, determination, or recommendation of the Transactions or (y) approve, determine to be advisable, or recommend a Superior Proposal, provided that any actions described in clause (y) may be taken only at a time that is after the second business day following Parent's receipt of written notice from the Company advising Parent that the Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and providing notice of the determination of the Board of what action referred to in clause (y) the Board has determined to take.

  The Company has further agreed to promptly advise Parent orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or the Takeover Proposal and the identity of the person making such request or Takeover Proposal and to keep Parent reasonably informed of the status and details of any such request or Takeover Proposal.

  For purposes of the Merger Agreement, (i) a "Takeover Proposal" means any inquiry, proposal or offer from any person (other than Parent and its subsidiaries, affiliates, and representatives) relating to any direct or indirect acquisition or purchase of 15% or more of the assets of the Company and its subsidiaries or 15% or more of any class of equity securities of the Company or any of its Significant Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company or any of its Significant Subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Significant Subsidiaries, other than the transactions contemplated by the Merger Agreement, and (ii) a "Superior Proposal" means a bona fide written offer from any person (other than Parent and its subsidiaries, affiliates and representatives) for a direct or indirect acquisition or purchase of 50% or more of the assets of the Company or any of its Significant Subsidiaries or 50% or more of any class of equity securities of the Company or any of its Significant Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of any class of equity securities of the Company or any of its Significant Subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Significant Subsidiaries, other than the transactions contemplated by the Merger Agreement, (A) which provides for consideration on a per share basis to the Stockholders with a value exceeding the Offer and, considering all relevant factors, is more favorable to the Company and its Stockholders than the Offer and the Merger, and (B) for which the third party has demonstrated that financing is reasonably likely to be obtained, in each case as determined by the Board in its good faith judgment (based on the advice of independent financial advisors). Any Superior Proposal is a Takeover Proposal.

  Termination; Termination Fee and Expenses. The Merger Agreement may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof (i) by the mutual consent of Parent and the Company; (ii) by either the Company or Parent if: (A) a Governmental Entity issues an order or takes other action that becomes final and non-appealable, restraining or prohibiting the transactions contemplated by the Merger Agreement provided that the party seeking to terminate has used all reasonable efforts to challenge the order or action, (B) the Offer expires or is withdrawn without any Shares being purchased, provided that such right shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has resulted in the failure of Purchaser to purchase shares in the Offer, or (C) the Offer has not been consummated by May 13, 2000, provided that such right shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has resulted in the failure of the Offer to be consummated by such time, and provided further that such date will be extended for each day in which any party is subject to a nonfinal order or action restraining or prohibiting the consummation of the Offer (but shall be no later than June 30, 2000); (iii) by the Company if (A) Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement if it is in material breach thereof; (B) it concurrently enters into a definitive agreement providing for a Superior Proposal entered into in accordance with the Merger Agreement, provided that prior thereto or simultaneously therewith the Company has paid the Termination Fee (as defined below) to Parent; or (C) if the representations and warranties of Ultimate Parent, Parent and Purchaser are not true and correct as of the date of the Merger Agreement and as of the Expiration Date as if made on such date, except where the failure of such representations and warranties to be true and correct does not, individually or in the aggregate, have a Material Adverse Effect (as defined below) on Parent, or Ultimate Parent, Parent or Purchaser has failed in any material respect to perform its obligations under the Merger Agreement; or (iv) by Parent if (A) due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth under the caption "--Conditions of the Offer," Parent, Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that Parent may not terminate the Merger Agreement if Parent is in material breach of the Merger Agreement; (B) the Board shall have withdrawn or modified, or proposed publicly to withdraw or modify, in a manner adverse to Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger, or failed to reconfirm its recommendation within four business days after a written request to do so, or approved or recommended, or proposed publicly to approve or recommend, any Takeover Proposal, or shall have resolved to do any of the foregoing, or (C) if the representations and warranties of the Company are not true and correct as of the date of the Merger Agreement and as of the Expiration Date as if made on such date, except where the failure of such representations and warranties to be true and correct does not, individually or in the aggregate, have a Material Adverse Effect on the Company, or the Company has failed in any material respect to perform its obligations under the Merger Agreement. A "Material Adverse Effect" means, with respect to a party to the Merger Agreement, a material adverse effect on the business, operations or financial condition of such party and its subsidiaries taken as a whole or a material adverse effect on such party's ability to consummate the Transactions, provided that it does not include any change or effect attributable to (i) general national, international or regional economic or financial conditions,
(ii) other developments which are not unique to the Company and its subsidiaries, but also affect other persons who engage in their lines of business, (iii) the announcement or pendency of the Merger Agreement or the transactions contemplated thereby, including the Offer and Merger, or (iv) any change in the price of the Shares.

  If the Merger Agreement (i) is terminated by Parent because the Board changed its recommendation in a manner adverse to Parent, (ii) is terminated by the Company if the Company concurrently enters into a definitive agreement providing for a Superior Proposal, or (iii) if a Takeover Proposal has been made known to the Company or made directly to its stockholders or any person has publicly announced an intention to make a Takeover Proposal and thereafter the Merger Agreement is terminated by the Company because the Offer has not been consummated by the Outside Date or, if the Offer has remained open for twenty business days and the Minimum Condition has not been satisfied and the Company terminates the Merger Agreement because the Offer has expired or been withdrawn without any Shares being purchased therein, and in either such event such Takeover Proposal is consummated within one year of such termination, then the Company shall pay to Parent a termination fee equal to $15 million in cash. Each party to the Merger Agreement shall otherwise be solely responsible for all fees and expenses incurred by such party.

  Ultimate Parent Obligations. Wesco Financial Corporation has agreed to be responsible, to the same extent as Parent, for (i) the payment for Shares tendered and not withdrawn in the Offer and (ii) the obligations to indemnify the Company's directors, officers, employees and agents set forth in the Merger Agreement, and to guarantee the performance by Parent of all of its other obligations under the Merger Agreement.

  Amendment. Subject to applicable law, at any time prior to the Closing Date, the Merger Agreement may be modified or amended by written agreement of the parties thereto, provided that no modification or amendment shall be made after consummation of the Offer which adversely affects the Stockholders, or otherwise requires the approval of the Stockholders, unless approved by the Independent Directors.

  Conditions of the Offer. Notwithstanding any other provision of the Offer (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for, and may delay the acceptance for payment of or, subject to such restrictions, the payment for, any tendered Shares, and may terminate the Offer and not accept for payment any tendered shares if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which would constitute at least a majority of the Shares outstanding on a fully-diluted basis on the date of purchase (on a "fully-diluted basis" meaning the number of Shares outstanding, together with the Shares which the Company may be required to issue pursuant to options or obligations outstanding at that date and which do not terminate upon the consummation of the Offer under any employee stock or benefit plans, whether or not vested or then exercisable), when aggregated with any Shares owned by Parent, Purchaser or an affiliate of Parent or Purchaser (the "Minimum Condition"), (ii) any applicable waiting period under the HSR Act (as hereinafter defined) has not expired or terminated prior to the expiration of the Offer, or (iii) at any time on or after the date of the Merger Agreement, and before the time of acceptance of Shares for payment pursuant to the Offer, any of the following events shall occur and be continuing:

  (a) there shall be any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or applicable to the Offer or the Merger by any domestic or foreign federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which (1) prohibits, or imposes any material limitations on, Parent's or Purchaser's ownership or operation of all or a material portion of the Company's and its subsidiaries businesses and assets, taken as a whole, (2) prohibits, or makes illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (3) renders Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, or (4) imposes material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Stockholders, provided that Parent shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

  (b) there shall be any action or proceeding pending by any domestic or foreign federal or state governmental regulatory or administrative agency or authority which (1) seeks to prohibit, or impose any material limitation on, Parent's or Purchaser's ownership or operation of all or a material portion of the Company's and its subsidiaries businesses and assets, taken as a whole,
(2) seeks to prohibit or make illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (3) is reasonably likely to result in a material delay in or seeks to restrict the ability of Purchaser, or render Purchaser unable to accept for payment, pay for or purchase some or all of the Shares, or (4) seeks to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Stockholders; provided that Parent shall have used all reasonable efforts to cause any such action or proceeding to be dismissed;

  (c) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any respect, disregarding for this purpose any standard of materiality contained in any such representation or warranty, as of the date of consummation of the Offer as though made on or as of such date or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it (including without limitation if the Company shall have entered into any definitive agreement or any agreement in principle with any person with respect to a Takeover Proposal or similar business combination with the Company in violation of Section 5.2 of the Merger Agreement), except, in the case of the failure of any representation or warranty, (1) for changes specifically permitted by the Merger Agreement and (2) (A) those representations and warranties that address matters only as of a particular date which are true and correct as of such date or (B) where the failure of such representations and warranties to be true and correct, do not, individually or in the aggregate, have a Material Adverse Effect on the Company;

  (d) (1) any general suspension of trading in securities on any national securities exchange or in the over-the-counter market, (2) the declaration of a banking moratorium or any suspension of payments in respect of banks by a United States Governmental Entity (as defined in the Merger Agreement), or (3) any mandatory limitation by a United States Governmental Entity that materially and adversely affects the extension of credit by banks or other financial institutions; or

  (e) the Merger Agreement shall have been terminated in accordance with its terms;

which in the reasonable judgment of Parent or Purchaser, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payments.

  The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by either of them or may be waived by Parent or Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser, provided that Parent and Purchaser agree that, if they waive the Minimum Condition, they shall subsequently exercise the Company Securities Option (as defined in the Stockholder Agreement), unless all of the Shares subject thereto have been accepted for payment in the Offer.

Stockholder Agreement

  The following is a summary of certain provisions of the Stockholder Agreement. This summary is not a complete description of the terms and conditions of the Stockholder Agreement and is qualified in its entirety by reference to the Stockholder Agreement filed as an exhibit to this Schedule 14D-9 and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Stockholder Agreement

  Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into the Stockholder Agreement with Citicorp Venture Capital Ltd. ("CVC"). CVC is the owner of 5,778,518 Shares (such Shares, together with any other Shares acquired by CVC, the "CVC Shares"), or approximately 44% of the outstanding Shares, which Shares are subject to a voting trust pursuant to an Amended and Restated Voting Trust Agreement, dated as of November 15, 1999, among CVC, Robert N. Pokelwaldt, as trustee (the "Trustee") and certain former trustees of such trust (the "Trust Agreement"). Pursuant to the Stockholder Agreement, CVC has agreed to tender in the Offer, prior to the initial expiration date of the Offer, all Shares owned beneficially and of record by it. CVC has also agreed, to the extent it becomes entitled to vote the CVC Shares, at any meeting of the Stockholders however called, to vote the CVC Shares in favor of the Merger and the Merger Agreement, against any Takeover Proposal (as hereinafter defined) and against any proposal for action or agreement that would result in a breach of any covenant or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the Company's obligations under the Merger Agreement not being fulfilled, any change in the directors of the Company (except as contemplated by the Merger Agreement), any change in the Company's capitalization, corporate structure or business or any other action which could reasonably be expected to interfere with, delay or materially adversely affect the likelihood that the transactions contemplated by the Merger Agreement will be consummated. Subject to the prior rights granted under the Trust Agreement, CVC has also granted to Parent and Purchaser, or any of their nominees, an irrevocable proxy to demand that the Company call a special meeting to consider the Merger and the Merger Agreement and to vote the CVC Shares at any meeting of the Stockholders, however called.

  In addition, CVC has covenanted and agreed not to (i) transfer or consent to the transfer of any of the CVC Shares, enter into any contract, option or other arrangement with respect to the transfer of the CVC Shares, grant any proxies with respect to the CVC Shares, (ii) other than the Trust Agreement, deposit the CVC Shares into a voting trust or enter into any voting agreement with respect to the CVC Shares, (iii) take any other action that would make any representation or warranty of CVC contained in the Stockholder Agreement untrue or have the effect of preventing CVC from fulfilling its obligations under the Stockholder Agreement or (iv) revoke the Trust Agreement or change the trustee under the trust thereunder.

  CVC has also agreed that it will not, directly or indirectly, solicit, initiate, knowingly encourage or take any other action designed to facilitate any inquiries or the making of any proposal from any person (other than Ultimate Parent, Parent or Purchaser) relating to the acquisition of any Shares or any transaction that constitutes a Takeover Proposal. CVC has agreed not to, and to not permit its officers, directors or representatives to, participate in any discussions (except with Ultimate Parent, Parent and Purchaser) regarding, or furnish to any person (other than Ultimate Parent, Parent or Purchaser) any information with respect to, or otherwise cooperate with, or assist or encourage, any attempt by any person (other than Ultimate Parent, Parent or Purchaser) to make, any transaction that may constitute a Takeover Proposal. CVC has also agreed to immediately cease all existing discussions or negotiations of CVC and its officers, directors or representatives with any person (other than Ultimate Parent, Parent or Purchaser) with respect to the foregoing. Notwithstanding any provisions of this paragraph to the contrary, any officer, director, partner, or representative of CVC who is a member of the Board may, in his or her capacity as such, take such actions, if any, as are permitted by the Merger Agreement.

  CVC has also granted to Parent and Purchaser an irrevocable option (the "Company Securities Option") to purchase the CVC Shares at a price per Share equal to the Offer Price or any higher price paid or to be paid by Parent or Purchaser pursuant to the Offer or the Merger. The Company Securities Option becomes exercisable, in whole but not in part, for all Shares subject thereto not accepted for payment in the Offer, at the close of business on the Expiration Date, if, but only if, Purchaser has accepted for payment all Shares tendered and not withdrawn in the Offer (which may be less than the number of Shares needed to satisfy the Minimum Condition), and remains exercisable for 90 days from such date. If Purchaser purchases Shares tendered in the Offer, it must exercise the Company Securities Option (unless the Shares subject thereto have been purchased pursuant to the Offer).

Voting Agreement

  The following is a summary of certain provisions of the Voting Agreement. This summary is not a complete description of the terms and conditions of the Voting Agreement and is qualified in its entirety by reference to the Voting Agreement filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings set forth in the Voting Agreement.

  Concurrently with the execution of the Merger Agreement, Parent and Purchaser also entered into the Voting Agreement with the Trustee. Pursuant thereto, the Trustee has agreed, at any meeting of the Stockholders however called, to vote the CVC Shares in favor of the Merger and the Merger Agreement, against any Takeover Proposal (as hereinafter defined) and against any proposal for action or agreement that would result in a breach of any covenant or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the Company's obligations under the Merger Agreement not being fulfilled, any change in the directors of the Company (except as contemplated by the Merger Agreement), any change in the Company's capitalization, corporate structure or business or any other action which could reasonably be expected to interfere with, delay or materially adversely affect the transactions contemplated by the Merger Agreement, the Stockholder Agreement or the Voting Agreement or the likelihood of such transactions being consummated. The Trustee has also granted to Parent and Purchaser, or any of their nominees, an irrevocable proxy to demand that the Company call a special meeting to consider the Merger and the Merger Agreement and to vote the CVC Shares at any meeting of the Stockholders, however called.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation. The Board of Directors of the Company (the "Board") has unanimously approved the Merger Agreement (including all terms and conditions set forth therein) and the transactions contemplated thereby, including the Offer and the Merger, determining that the Merger is advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company's stockholders and unanimously recommends that the Company's stockholders accept the Offer, tender their Shares thereunder to the Purchaser and approve and adopt the Merger Agreement and the Merger.

  A copy of a letter to the Company's stockholders communicating the Board's recommendation is filed as an Exhibit hereto and is incorporated herein by reference.

  (b)(1) Background.

  Beginning in the second half of 1998, the Board discussed the desirability of pursuing alternatives for CORT to increase stockholder value. As a result of these discussions, representatives of CORT met on separate occasions with representatives of J.P. Morgan and Donaldson, Lufkin & Jenrette Securities Corporation to discuss a potential sale of CORT and met with representatives of Aaron Rents, Inc. to discuss a potential business combination between CORT and Aaron. During this same time period, Bruce C. Bruckmann, a member of the Board and principal of Bruckmann, Rosser, Sherrill & Co. ("BRS") indicated that BRS might be willing to pursue a recapitalization transaction with CORT. On March 25, 1999, CORT entered into an agreement and plan of merger with an investor group led by BRS and members of CORT's management pursuant to which the investor group agreed to acquire CORT in a merger transaction for a per share consideration of $24.00 in cash plus $2.50 liquidation value of a new series of preferred stock. Citicorp Venture Capital Ltd., which is the beneficial owner of shares representing approximately 44% of CORT's outstanding Shares, agreed to participate in the transaction by retaining a portion of its equity interest in CORT.

  Following announcement of the BRS merger agreement, in April 1999 representatives of CORT and CVC had numerous unsolicited contacts from representatives of Fremont Partners ("Fremont") and Brook Furniture Rental, Inc. ("Brook") regarding a recapitalization transaction in which CORT and Brook would be combined. In letters dated April 15 and April 19, 1999, Fremont and Brook proposed a transaction pursuant to which stockholders of CORT would receive $28.00 per share in cash for 97% of the outstanding common stock, subject to certain conditions. After receiving additional letters from Brook, the Board of Directors rejected the Fremont/Brook proposal on May 10, 1999 based principally on its conclusion that it was unlikely that any transaction with Fremont/Brook could be completed in the face of significant opposition expressed by CORT's management and major stockholder.

  On August 12, 1999, BRS informed the Board that BRS was increasing its offer to a per share consideration of $25.00 in cash plus $3.00 liquidation value in a new series of preferred stock.

  On November 4, 1999, CORT announced that CORT and BRS had mutually agreed to terminate the merger agreement as a result of weakness in the high-yield debt market and insufficient support from the Company's public stockholders.

  Following the announcement of the termination of the BRS merger agreement, on November 9, 1999, Brook sent a letter to CORT reiterating its interest in pursuing a Fremont/Brook transaction.

  On November 23, 1999, Paul Arnold, President and Chief Executive Officer of CORT, met with Robert W. Crawford, President and Chief Executive Officer of Brook, to discuss the Fremont/Brook proposal. At that meeting Mr. Arnold informed Mr. Crawford that Mr. Arnold would present an offer to CORT's Board only if it met the Board's criterion of certainty by being fully financed and not subject to due diligence.

  On November 23, 1999, Mr. Arnold received a call from Bruce Cort, an acquaintance of Mr. Arnold. Mr. Arnold returned the call later that day. In their discussion Mr. Cort informed Mr. Arnold that earlier that day he had forwarded a recent Washington Post article about CORT to Warren E. Buffett, Chairman of Berkshire Hathaway Inc. ("Berkshire"), and that Mr. Buffett had responded that Berkshire would be interested in pursuing a friendly transaction for CORT at $28.00 per share. Mr. Arnold requested that Mr. Cort arrange a meeting with Mr. Buffett.

  Mr. Arnold, who was accompanied by Mr. Cort, met Mr. Buffett in Omaha on November 29, 1999. They talked about the business of the Company and the Company's recent history. Mr. Buffett indicated an interest in acquiring the Company at $28.00 per share, and said that he would need to talk to the Company's largest shareholder, CVC. Mr. Arnold made no specific response to Mr. Buffett, other than that he would attempt to arrange a meeting with CVC.

  At a meeting of CORT's Board on November 30, 1999, Mr. Arnold informed the Board of his discussions with Mr. Crawford and Mr. Buffett. The Board agreed that representatives of CVC should meet with Mr. Buffett before the Board could evaluate whether to engage in further discussions. Mr. Arnold subsequently made the arrangements for representatives of CVC to meet with Mr. Buffett.

  On December 3, 1999, Fremont and Brook sent another letter to CORT increasing the consideration to CORT's stockholders in their proposal to combine CORT and Brook to $28.50 per share in cash for 97% of CORT's common stock. This letter was accompanied by commitments for senior bank and bridge financing from Paribas which were subject to numerous conditions including the absence of adverse changes in market conditions and Paribas' successful syndication of the bridge loan. On December 17, 1999, Fremont and Brook further revised their proposal to provide for per share consideration of $28.00 in cash plus an additional amount contingent on the value of CORT's interest in Homestore.com, Inc.

  On December 18, 1999, William T. Comfort, Chairman of CVC, as well as Michael Delaney and James Urry, who are officers of CVC as well as directors of CORT, met in Omaha with Mr. Buffett. The representatives of CVC talked about the Company and CVC's history with the Company. Mr. Buffett said Berkshire or Wesco Financial Corporation ("Wesco") would agree to buy the Company for a price of $28.00 per share, provided he had the agreement of CVC to support such a transaction. The CVC representatives encouraged Mr. Buffett to make a proposal to buy the Company. Mr. Buffett and the CVC representatives agreed that counsel for Berkshire and Wesco (Munger, Tolles & Olson LLP ("Munger, Tolles")) would talk with CVC about the structure of a proposal to acquire the Company and about the terms of a commitment that CVC might make in connection with such a proposal.

  Munger, Tolles contacted Mr. Arnold and also contacted CVC, and was put in contact with Dechert Price & Rhoads ("Dechert"), which was acting as counsel for both the Company and CVC. Munger, Tolles additionally suggested that Mr. Arnold meet with Mr. Charles Munger, Vice Chairman of Berkshire and Chairman of Wesco, an 80.1% owned subsidiary of Berkshire, and that meeting was arranged for December 30, 1999 in Los Angeles. In that meeting, Mr. Arnold and Mr. Munger talked about the Company and its business. Mr. Munger described for Mr. Arnold the approach of Berkshire and Wesco in working with subsidiary companies, including their general approach to management incentive compensation.

  In late December and early January, representatives of Munger, Tolles and Dechert had several telephone discussions about the structure of an acquisition transaction and the terms of a merger agreement, as well as the terms of a stockholder agreement with CVC and a voting agreement with CVC's voting trustee. On December 28, 1999, Dechert received a draft merger agreement from Munger, Tolles, providing for a tender offer for all of CORT's Shares to be followed by a merger with a subsidiary of Wesco. Dechert also received a draft stockholder agreement to be delivered by CVC providing for an agreement by CVC to tender in the offer and granting Wesco an option to purchase the CVC Shares under certain circumstances.

  On January 3, 2000, CORT engaged SunTrust Equitable Securities Corporation ("STES") as its financial advisor to assist the Board in evaluating potential acquisition transactions. On that same day, representatives of STES and Dechert contacted Brook's counsel and representatives of Fremont and Brook. STES and Dechert informed Fremont and Brook that the Board was actively considering alternatives available to CORT and asked Fremont and Brook to submit their best and final offer in writing to the Company no later than January 10, 2000. As they had not previously furnished drafts of definitive agreements, Fremont and Brook were requested to provide forms of definitive transaction documents as well as commitments to support any financing upon which their transaction would be conditioned. Representatives of Dechert stated that although the Board had not made a decision to engage in any transaction, it was probable that a critical factor in a decision by the Board would be the relative degree of certainty of any proposal. Representatives of Dechert suggested that any proposal submitted by Fremont and Brook should address prior uncertainties in their proposals including financing and due diligence conditions.

  On January 4, 2000 STES and Dechert contacted Munger, Tolles, and had the same discussion regarding the Board's process and procedure that STES and Dechert had had with Fremont and Brook the prior day. Shortly thereafter, Dechert sent Munger, Tolles written comments to the draft merger agreement and stockholders agreement which Munger, Tolles had previously delivered to Dechert.

  Later in the week of January 3, 2000, representatives of Dechert had discussions with representatives of Munger, Tolles regarding their draft agreements and responded to questions from representatives of Fremont seeking information about CORT's ownership of shares of common stock of Homestore.com.

  On January 10, 2000, CORT received written proposals from Wesco and Fremont/Brook. Mr. Buffett, on behalf of Wesco Holdings Midwest, Inc., a wholly owned subsidiary of Wesco ("Wesco Holdings"), delivered an offer letter to Dechert on behalf of the Company, offering to buy all of the stock of the Company pursuant to a cash tender offer and subsequent cash merger at a price of $28.00 per share, as provided in a draft Agreement and Plan of Merger delivered with the letter. The merger agreement was subject to customary conditions but was not subject to due diligence or to a financing condition. Mr. Buffett also furnished with this letter forms of a Stockholder Agreement and Voting Agreement, which Wesco Holdings proposed to execute with CVC and its voting trustee, respectively. The letter provided that the offer would expire at noon Eastern time on January 17, unless it was previously accepted, and would also expire in the event of unauthorized disclosure or leak.

  The written proposal from Fremont/Brook received on January 10, 2000 provided for a merger of a newly formed subsidiary into CORT pursuant to which CORT stockholders would receive per share consideration of $29.25 in cash for 98.1% of the Shares. The proposal was conditioned on the completion of confirmatory due diligence by Fremont and Brook which Fremont stated was expected to take ten business days. The proposed form of merger agreement provided that Fremont and Brook's obligation to complete the merger was also subject to receipt of financing. The proposal was accompanied by commitment letters from Morgan Stanley Senior Funding, Inc. for bank financing and Morgan Stanley & Co. Incorporated for bridge financing. Funding under the commitment letters was subject to numerous conditions including (a) the "absence of any disruption or change in financial, banking or capital markets or in the regulatory environment that in the good faith judgment of [Morgan Stanley] could materially and adversely affect the [bridge financing] or the refinancing thereof," (b) Morgan Stanley's satisfaction with the results of its due diligence review of CORT (although Morgan Stanley confirmed that it was satisfied with the results of its review of public information and certain projected financial information prepared by Fremont) and (c) Morgan Stanley's satisfaction with the structure of the CORT and Brook combination. The Fremont/Brook proposal stated that it would expire on January 16, if not accepted prior to that time.

  On the evening of January 10, 2000, the Board met to discuss the Wesco and Fremont/Brook proposals. At the meeting, representatives of STES made a presentation to the Board regarding Wesco, Fremont and Brook, certain financial information regarding CORT and current conditions in the acquisition and financing markets. Representatives of Dechert outlined the terms of the two proposals. After discussion, the Board concluded that further information on both proposals was necessary. The Board asked Gregory B. Maffei, one of CORT's directors, to contact Mr. Buffett to determine whether Wesco would increase the per share consideration. The Board asked representatives of STES to contact Fremont to determine: (i) whether Fremont would provide an unconditional written equity commitment; (ii) whether Fremont/Brook would structure their transaction as a tender offer; (iii) whether Fremont/Brook could narrow or eliminate certain conditions contained in the Morgan Stanley debt commitments; (iv) whether Fremont/Brook would provide any financial information regarding Brook to the Board to assist it in evaluating the proposed transaction; and (v) how much of Fremont's fund remained uncommitted. The Board determined that it would not allow Fremont/Brook to conduct due diligence at that time because of the uncertainty surrounding their proposal and the potential for harm to the Company if Fremont and Brook, a direct competitor of the Company, conducted due diligence and the Company was thereafter unable to complete a transaction with Fremont/Brook on the terms proposed.

  On January 11, Mr. Maffei called Mr. Buffett in an attempt to convince him to increase Wesco's offer price. Mr. Maffei advised Mr. Buffett that another proposal had been made at a higher nominal price. Mr. Buffett stated his belief that this proposal was subject to uncertainties that the Wesco proposal did not contain. Mr. Maffei acknowledged that the other offer was more conditional than the Wesco proposal but also called Mr. Buffett's attention to the increased value resulting from the Company's investment in Homestore.com. Mr. Buffett explained that he had factored in the Homestore.com investment in valuing the Company, and that the possibility that someone else would offer more for the Company did not affect his view of what Wesco should offer. Mr. Arnold similarly called Mr. Buffett on January 13, urging him to raise his offer. Mr. Buffett again declined.

  On January 11, representatives of STES telephoned Gregory P. Spivy of Fremont to discuss the questions raised by the Board. On that date and in a subsequent call on January 13, Mr. Spivy informed STES that (i) Fremont would provide a written equity commitment; (ii) Fremont and Brook were not prepared at that time to commit to structure their proposal as a tender offer; (iii) Fremont believed the debt commitments it had provided were the best available under current market conditions and that it was not possible to narrow or eliminate the conditions to which the Board had objected; and (iv) Fremont was not prepared to provide any financial information with respect to Brook except that STES could assume Brook's revenues were $50 million and that Brook's EBITDA margins were comparable to CORT's. On January 13, Fremont provided CORT with a commitment letter for $98.8 million of equity and bridge financing and stated that Fremont had approximately $215 million of uncommitted equity in its fund. On January 13, representatives of STES informed Fremont that the Board would be meeting in the next 24 hours to make a decision based on the information that was available to them at that time.

  On January 13, representatives of Dechert informed representatives of Munger, Tolles that the Board would be meeting in the next 24 hours to make a decision based on the information that was available at that time.

  The Board met again to consider both proposals beginning on the evening of January 13. The Board first considered the Fremont/Brook proposal. After extensive discussion, the Board determined that it would not be in the best interests of the stockholders to pursue the Fremont/Brook transaction despite the fact that the nominal price of $29.25 for 98.1% of the Shares was higher than the price being offered by Wesco. This conclusion was based principally on the Board's belief that there was substantial risk that the transaction could not be consummated on the terms proposed. In this regard, the Board considered a number of factors the most material of which were:

    (i) That the Fremont/Brook proposal was conditioned on the receipt of external debt financing. The Board considered the advice received from STES to the effect that current debt financing market conditions were not favorable for leveraged buyout transactions on the terms proposed by Fremont/Brook. The Board took note of the fact that weakness in the high-yield debt market had been a principal factor in the Company's recent inability to complete the BRS transaction which was at a lower price than the Fremont/Brook proposal. The Board also considered the conditions contained in the commitments provided by Morgan Stanley and concluded that there was a significant possibility that those conditions could not be satisfied;

    (ii) That Fremont/Brook was unable to commit to a tender offer. The Board concluded that the longer time period necessary to complete a merger would increase the risk that the financing would not be available due to changes in the financing market;

    (iii) The expected low trading value and probable delisting of the 1.9% illiquid public stub that stockholders would be required to retain;

    (iv) The possibility that CORT would lose the opportunity to enter into an agreement with Wesco for the cash tender transaction while Fremont, Brook and their financing sources were conducting due diligence; and

    (v) The impact on future market value of the Company's common stock if the Company were to announce a transaction with Fremont/Brook which it was unable to consummate.

  After concluding that it was not advisable to pursue the Fremont/Brook transaction, the Board then discussed the Wesco proposal. During the discussion of the Wesco proposal, Mr. Urry informed the Board that CVC, the holder of approximately 44% of CORT's outstanding Shares, was prepared to enter into the Stockholder Agreement and tender its Shares pursuant to the Offer, which is a condition to Wesco's proposal, and that CVC had been advised by its voting trustee, Mr. Pokelwaldt, that he was prepared to enter into the Voting Agreement, which is a condition to Wesco's proposal. Mr. Urry also informed the Board that CVC was currently in discussions with the Small Business Administration regarding the termination of its voting trust agreement and the conversion of some of CVC's Voting Shares into Class B Shares.

  For the reasons more fully outlined below, the Board unanimously approved the Merger Agreement with Wesco.

  On January 14, 2000 the Merger Agreement, the Stockholder Agreement and the Voting Agreement were signed and Wesco and the Company issued a joint press release announcing the agreements.

  (b)(2) Reasons for the recommendation.

  In making its recommendations to the Stockholders with respect to the Offer and the Merger, the Board considered a number of factors, the most material of which were the following:

    (i) The terms and conditions of the Offer, the Merger and the Merger Agreement, including (a) the price to be paid in the Offer and the Merger,
  (b) that the transaction would be structured as a tender offer to enable stockholders to obtain cash for their Shares at the earliest possible time, and (c) that the obligations of Wesco to consummate the transaction would not be conditioned upon the results of a due diligence review or the receipt of external financing (the Board viewed the latter as having particular significance in light of currently unsettled conditions in debt financing markets);

    (ii) The oral opinion of STES delivered to the Board at its January 13, 2000 meeting, and subsequently confirmed in writing, that the $28.00 per Share in cash proposed to be paid in the Offer and the Merger to the holders of Shares was fair from a financial point of view to such holders (the entire text of the written opinion dated January 14, 2000 subsequently delivered to the Board regarding the Offer and the Merger, which sets forth the assumptions made, matters considered and limitations in connection with such opinion, is attached as Annex B to this statement and Stockholders are urged to read such opinion in its entirety);

    (iii) The business reputations of Mr. Buffett and Mr. Munger and the substantial, liquid financial resources of Berkshire and Wesco which the Board believed supported its conclusion that an acquisition transaction with Wesco could be effectuated relatively quickly and in an orderly manner;

    (iv) The recommendation of the Company's management that the Merger Agreement, including the Offer and the Merger, be approved;

    (v) The willingness of CVC, as the beneficial owner of approximately 44% of CORT's outstanding shares, to enter into the Stockholder Agreement and tender its Shares pursuant to the Offer, thereby satisfying a condition to the Offer;

    (vi) The fact that Mr. Pokelwaldt would agree to enter into the Voting Agreement, thereby satisfying a condition to the Offer;

    (vii) Other possible alternatives to the Offer and the Merger, the value to the Stockholders of such alternatives and the timing and likelihood of achieving superior value from these alternatives, as well as the possibility that equally suitable partners for merger and consolidation would be available. In this connection, the Board considered the fact that despite CORT's prior efforts to identify other alternative acquisition candidates and the public disclosures about the proposed transaction with BRS, no other parties, except Wesco and Fremont/Brook, had approached the Company with an offer for an acquisition or a business combination. The Board also considered the possibility of remaining an independent company. The Board concluded that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were superior to any other alternatives, and that, if a superior alternative did subsequently become available, the Company would be able to pursue such an alternative under the terms of the Merger Agreement, subject to paying a $15 million termination fee;

    (viii) The Directors' knowledge of the Company's business, financial condition, results of operations, current business strategy and future prospects, the nature of the markets in which the Company operates and its position in such markets and the Company's growth prospects; and

    (ix) The historical and current market prices of, and recent trading activity in, the Shares, in particular the fact that the $28.00 per Share in cash to be paid in the Offer and the Merger represents a premium of approximately 63.5% over the closing price of the Shares on January 14, 2000, the last trading day prior to the public announcement of the Merger Agreement.

  The Board also considered certain countervailing factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including:

    (i) The requirement under the Merger Agreement that the Company pay a termination fee of $15 million if the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, including, among others, if the Company exercised its right to terminate the Merger Agreement and enter into an alternative transaction. Although the Board recognized that this requirement could result in significant fees being borne by the Company, it accepted this provision as a means to obtain other terms favorable to the Company, in particular, the right to negotiate or exchange information with potential bidders and the right to terminate the Merger Agreement, under certain limited circumstances set forth in the Merger Agreement, in the event of an alternative transaction that the Board determined would be superior to the transactions contemplated by the Merger Agreement; and

    (ii) The fact that the Fremont/Brook proposal contemplated per share consideration for 98.1% of the Company's Shares that was higher than that provided for in the Merger Agreement. For the reasons described above (see "Background"), the Board concluded that the prospects for receiving this additional consideration were more than offset by the substantial risks that the Fremont/Brook proposal would not be consummated on the terms proposed.

  The foregoing discussion of factors considered by the Board is not meant to be exhaustive but includes the material factors considered by the Board in approving the Merger Agreement and the transactions contemplated thereby and in recommending that Stockholders tender their Securities pursuant to the Offer. The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to different factors.

  THE FULL TEXT OF THE SUNTRUST EQUITABLE SECURITIES CORPORATION OPINION IS ATTACHED AS ANNEX B HERETO. STOCKHOLDERS ARE URGED TO AND SHOULD READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PROVIDED FOR THE INFORMATION AND ASSISTANCE OF THE BOARD IN CONNECTION WITH ITS CONSIDERATION OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED PURSUANT TO THE MERGER AGREEMENT BY STOCKHOLDERS IN THE OFFER AND THE MERGER. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER OR NOT ANY STOCKHOLDER SHOULD TENDER HIS, HER OR ITS SECURITIES IN THE OFFER OR WHETHER ANY STOCKHOLDER SHOULD SEEK APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The SunTrust Equitable Securities Corporation Engagement. The Company has retained SunTrust Equitable Securities Corporation to render financial advisory services to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated January 3, 2000, the Company has paid STES a fee of $100,000, which was payable upon execution of STES's engagement letter, and has paid STES a fee of $200,000, which was payable upon an oral opinion by STES to the Board of Directors of the Company, and has agreed to pay STES $200,000, payable at the closing of the Merger.

  The Company has also agreed to reimburse STES for its reasonable out-of-pocket expenses, including reasonable fees and expenses of counsel, and to indemnify STES and certain related persons against certain liabilities in connection with their engagement including liabilities under the federal securities laws.

  Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Other than as described in the following paragraphs and except for the issuance of Shares upon exercise of outstanding options, there have been no transactions in the Securities during the past 60 days by the Company or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) CVC, who beneficially owns approximately 44% of the Shares of the Company, is a party to the Stockholder Agreement, pursuant to which it has agreed to tender all of its Securities into the Offer upon the terms and subject to the conditions set forth in the Stockholder Agreement. See Item 3(b) of this Schedule 14D-9, which is incorporated by reference into this Item 6(b).

  (c) CVC is a party to the Amended and Restated Voting Trust Agreement (the "Trust Agreement") dated as of November 15, 1999, with Harold O. Rosser, Stephen C. Sherrill, Stephen F. Edwards and Robert N. Pokelwaldt, pursuant to which CVC deposited 5,778,518 Voting Shares into a trust with Mr. Pokelwaldt as the trustee. Pursuant to the Trust Agreement, Mr. Pokelwaldt has the right to vote the Voting Shares in the trust on any issue presented to the Company's shareholders as he may choose. He does not have the power to dispose of the Voting Shares in the trust. The Trust Agreement will terminate upon the earliest of the sale of all of the Voting Shares in the trust, conversion of the Voting Shares in the trust into Class B Shares, or the tenth anniversary of the Trust Agreement.

  To the best of the Company's knowledge, each of the Company's executive officers and directors intends to tender all Securities over which such person has sole dispositive power into the Offer except if such tender would subject such person to liability under Section 16(b) of the Exchange Act.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth in this Schedule l4D-9, the Company is not engaged in any negotiations in response to the Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4 of this Schedule l4D-9, which Items are hereby incorporated by reference into this Item 7(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7, except that the Board has adopted resolutions unanimously approving the Merger Agreement (including all terms and conditions set forth therein) and the transactions contemplated thereby, including the Offer and the Merger, determining that the Merger is advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company's stockholders and unanimously recommending that the Company's stockholders accept the Offer, tender their Shares thereunder to the Purchaser and approve and adopt the Merger Agreement and the Merger. Subject to the terms of the Merger Agreement, the Company may engage in discussions or negotiations with respect to transactions or proposals of the type referred to above in this Item 7. At its meeting held on January 13, 2000, the Board determined that public disclosure with respect to the parties to, and the possible terms of any proposals made in connection with, or agreement that may result from, any such discussions or negotiations, might jeopardize the continuation of such discussions or negotiations and adopted a resolution authorizing and directing management not to make any such public disclosure unless and until an agreement in principle is reached relating thereto.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Reference is made to the Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, which is attached as Annex A and filed as an Exhibit hereto and is incorporated herein by reference.

  State Anti-takeover Statutes. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as the Company, from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement because the Merger Agreement and the transactions contemplated thereby were approved by the Board prior to the execution thereof and Article 11 of the Restated Certificate of Incorporation of the Company provides that the Company shall not be governed by the provisions of Section 203 of the DGCL.

  A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp.

v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

  The Company does not believe that the anti-takeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer, and, except as set forth above with respect to Section 203 of the DGCL, the Company has not attempted to comply with any state anti-takeover statute or regulation. The Company reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Schedule 14D-9 or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state anti-takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 3(b) of this Schedule 14D-9 under the caption "-- Conditions of the Offer."

  Antitrust Compliance. The Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

  The Company expects that Parent will file its Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on January 26, 2000. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, the fifteenth day after the date Parent's form is filed, unless early termination of the waiting period is granted. However, the DOJ or FTC may extend the waiting period by requesting additional information or documentary material from Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Thereafter, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 3(b) of this Schedule 14D-9 under the caption "--Conditions of the Offer."

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer and the Merger. At any time before or after Purchaser's purchase of Shares, the Antitrust Division or the FTC could take such action under the anti-trust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries. Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 3(b) of this Schedule 14D-9 under the caption "-- Conditions of the Offer" for certain conditions to the Offer that could become applicable in the event of such a challenge.

  Purchaser's Designation of Persons To Be Elected to the Company Board. The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by the Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 Exhibit 1 Form of Offer to Purchase, dated January 21, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1).*
 Exhibit 2  Form of Letter of Transmittal to Tender Shares of Common Stock
            (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-
            1).*
 Exhibit 3  Letter to Stockholders of the Company, dated January 21, 2000.*
 Exhibit 4  Opinion of SunTrust Equitable Securities dated January 14, 2000.
            (Annex B to the Schedule 14D-9).*
 Exhibit 5  Agreement and Plan of Merger, dated as of January 14, 2000, among
            Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(l) of the Schedule 14D-1).
 Exhibit 6  Stockholder Agreement, dated as of January 14, 2000, among Parent,
            Purchaser and Citicorp Venture Capital Ltd. (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1).
 Exhibit 7 Voting Agreement, dated January 14, 2000 between Parent, Purchaser and Robert N. Pokelwaldt (incorporated by reference to Exhibit
            (c)(3) to the Schedule 14D-1).
 Exhibit 8 Joint Press Release, dated January 14, 2000 (incorporated by reference to Exhibit (a)(6) to the Schedule 14D-1).
 Exhibit 9 Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (Annex A to the Schedule 14D-9).*
 Exhibit 10 Letter Agreement dated March 25, 1999 between the Company and Paul
            N. Arnold (incorporated by reference to Exhibit 10.13 of the Company's Quarterly Report on Form 10-Q for the quarter ended March
            31, 1999).
 Exhibit 11 Letter Agreement dated March 25, 1999 between the Company and
            Anthony J. Bellerdine (incorporated by reference to Exhibit 10.14 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).
 Exhibit 12 Letter Agreement dated March 25, 1999 between the Company and
            Steven D. Jobes (incorporated by reference to Exhibit 10.15 of the
            Company's Quarterly Report on Form 10-Q for the quarter ended March
            31, 1999).
 Exhibit 13 Letter Agreement dated March 25, 1999 between the Company and Lloyd
            Lenson (incorporated by reference to Exhibit 10.16 of the Company's
            Quarterly Report on Form 10-Q for the quarter ended March 31,
            1999).
 Exhibit 14 Letter Agreement dated March 25, 1999 between the Company and
            Kenneth W. Hemm (incorporated by reference to Exhibit 10.17 of the
            Company's Quarterly Report on Form 10-Q for the quarter ended March
            31, 1999).
 Exhibit 15 Letter Agreement dated March 25, 1999 between the Company and
            Frances Ann Ziemniak (incorporated by reference to Exhibit 10.18 of the Company's Quarterly Report on Form 10-Q for the quarter ended
            March 31, 1999).
 Exhibit 16 Change of Control Bonus Plan dated March 25, 1999.
 Exhibit 17 Amendment to Letter Agreement dated January 14, 2000 between the
            Company and Paul N. Arnold.
 Exhibit 18 Amendment to Letter Agreement dated January 14, 2000 between the
            Company and Anthony J. Bellerdine.
 Exhibit 19 Amendment to Letter Agreement dated January 14, 2000 between the
            Company and Steven D. Jobes.
 Exhibit 20 Amendment to Letter Agreement dated January 14, 2000 between the
            Company and Lloyd Lenson.
 Exhibit 21 Amendment to Letter Agreement dated January 14, 2000 between the
            Company and Kenneth W. Hemm.
 Exhibit 22 Amendment to Letter Agreement dated January 14, 2000 between the
            Company and Frances Ann Ziemniak.
 Exhibit 23 First Amendment to Change of Control Bonus Plan dated January 14,
            2000.
 Exhibit 24 Joint Press Release, dated January 21, 2000 (incorporated by reference to Exhibit (a)(7) to the Schedule 14D-1).

--------
*  Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2000

                                          CORT Business Services Corporation

                                          By: /s/ Paul N. Arnold
                                             ---------------------------------
                                             Name: Paul N. Arnold
                                             Title: President and Chief
                                             Executive Officer

                                                                        ANNEX A

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                     AND RULE 14F-1 PROMULGATED THEREUNDER

                               ----------------

                                    GENERAL

  This Information Statement is being mailed on or about January 21, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of CORT Business Services Corporation (the "Company"). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Schedule l4D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (the "Purchaser Designees") to the Board. The Merger Agreement requires the Company, upon the acceptance for payment of and payment for any Securities by Purchaser pursuant to the Offer and upon request of Purchaser, to take certain action to cause the Purchaser Designees to be elected to the Board.

  The Offer commenced on January 21, 2000 and is scheduled to expire at 12:00 midnight, New York City time, on February 17, 2000, unless extended upon the terms set forth in the Offer to Purchase.

  The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

  THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-l THEREUNDER. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                       INFORMATION REGARDING THE SHARES

  The Voting Shares constitute the only class of voting securities of the Company outstanding. As of January 19, 2000, there were 13,108,569 Voting Shares outstanding. Each Voting Share is entitled to one vote.

                     DESIGNATION OF DIRECTORS BY PURCHASER

  The Merger Agreement provides that, promptly upon the purchase of Shares by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board equal to the product of the total number of directors on the Board of Directors of the Company (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its subsidiaries) bears to the total number of shares of Company Common Stock then issued and outstanding. The Company has agreed, upon request by Purchaser, to promptly increase the size of the Board of Directors of the Company as is necessary to enable Purchaser's designees to be elected to the Board of Directors of the Company, and has agreed to cause Purchaser's designees to be so elected. The Company has agreed, upon the request of Purchaser, to use its best efforts to cause each committee of the Board of Directors of the Company and the Board of Directors of each subsidiary of the Company to include persons designated by Purchaser constituting the same percentage of each such committee and the Board of Directors of each subsidiary of the Company as Purchaser's designees are of the Board of Directors of the Company. During the period after the election of directors designated by Purchaser but prior to the Effective Time, the Board of Directors of the Company shall delegate to a committee of the Board of Directors of the Company comprised solely of the Independent Directors, the sole responsibility for (i) the amendment or termination of the Merger Agreement (in either case in accordance with the Merger Agreement) on behalf of the Company, but excluding a termination by the Company because it has entered into a definitive agreement providing for a Superior Proposal, which is not delegated, (ii) the waiver of any of the Company's rights or remedies under the Merger Agreement, (iii) the extension of the time for performance of Parent's or Purchaser's obligations under the Merger Agreement, or (iv) the assertion or enforcement of the Company's rights under the Merger Agreement to (a) object to a failure to consummate the Merger for a failure of the condition that the Company perform in all material respects all material obligations required by it under the Merger Agreement to be satisfied or (b) a termination of the Merger Agreement by the Parent if the representations and warranties of the Company set forth in the Merger Agreement are not true and correct in any respect as of the date of the Merger Agreement and as of the Expiration Date as if made on such date, except, in the case of the failure of any representation or warranty, (1) for changes specifically permitted by this Agreement, and (2)(A) those representations and warranties that address matters only as of a particular date which are true and correct as of such date or (B) where the failure of such representations and warranties to be true and correct, do not, individually or in the aggregate, have a Company Material Adverse Effect.

  It is expected that the Purchaser Designees will assume office promptly following the purchase by Purchaser of a majority of the outstanding Shares on a fully diluted basis pursuant to the terms of the Offer, which purchase cannot be earlier than February 17, 2000, and that, upon assuming office, the Purchaser Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

  As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser Designees. However, the Purchaser Designees will be selected from among the persons listed in Schedule I attached hereto. Schedule I also includes certain information with respect to each of the Purchaser Designees.

                       CURRENT DIRECTORS OF THE COMPANY

  The names of the current directors of the Company, their ages, and certain other information about them are set forth below:

   Name of Director    Age                  Business Experience
   ----------------    ---                  -------------------
Paul N. Arnold........  53 Mr. Arnold has served as Director of the Company since March 1993. Mr. Arnold has served as President
                           and Chief Executive Officer of the Company since
                           July 1992 and has been with CORT and Mohasco
                           Corporation, its former parent, for 31 years. He has
                           held group management positions within CORT since
                           1976. He is also a Director of Town Sports
                           International, Inc. and Penhall International Corp.

Keith E. Alessi.......  45 Mr. Alessi has served as a Director of the Company since October 1993. Mr. Alessi has been President,
                           Chief Executive Officer and Chairman of the Board of
                           Directors of Telespectrum Worldwide, Inc. since
                           March 1998. Mr. Alessi was President and Chief
                           Executive Officer of Jackson Hewitt Inc. from June
                           1996 through March 1998. He was Vice Chairman and
                           Chief Financial Officer of Farm Fresh, Inc. (which
                           filed voluntary bankruptcy as part of a sale of the
                           company in January 1998 and emerged from bankruptcy
                           in February 1998) from June 1994 through June 1996.
                           He is also a Director of Town Sports International,
                           Inc.

   Name of Director    Age                  Business Experience
   ----------------    ---                  -------------------
Bruce C. Bruckmann....  45 Mr. Bruckmann has served as a Director of the
                           Company since March 1993. Mr. Bruckmann is currently
                           Managing Director of Bruckmann, Rosser, Sherrill &
                           Co., Inc. Mr. Bruckmann was an officer of Citicorp
                           Venture Capital Ltd., which is an affiliate of the
                           Company, from 1983 through 1994. He is also a
                           Director of Mohawk Industries, Inc., AmeriSource
                           Health Corporation, Chromcraft-Revington, Inc.,
                           Jitney-Jungle Stores of America, Inc., Anvil
                           Knitwear, Inc., Town Sports International, Inc.,
                           MEDIQ, Inc., California Pizza Kitchen, Inc. and
                           Penhall International Corp.

Michael A. Delaney....  45 Mr. Delaney has been a Director of the Company since
                           May 1995. Mr. Delaney has been a Managing Director
                           of Citicorp Venture Capital Ltd., which is an
                           affiliate of the Company since 1997. From 1989
                           through 1997, he was a Vice President of Citicorp
                           Venture Capital Ltd. Mr. Delaney is also a Director
                           of Allied Digital Technologies Corporation, Aetna
                           Industries, Inc., AmeriSource Health Corporation,
                           CLARK Material Handling Corporation, Delco Remy
                           International, Inc., Enterprise Media Inc.,
                           FabriSteel, Inc., Great Lakes Dredge & Dock
                           Corporation, GCV Holdings, IKS Corporation, JAC
                           Holdings, MSX International, Palomar Technologies,
                           Inc., SC Processing, Inc. and Triumph Group, Inc.

Charles M. Egan.......  63 Mr. Egan has been a Director and Chairman of the
                           Company since September 1993. He has been with CORT
                           since the acquisition of General Furniture Leasing
                           Company in September 1993. Mr. Egan joined General
                           Furniture Leasing Company in 1989 and became its
                           President and Chief Executive Officer in 1992. From
                           1985 to 1989, he was Executive Vice President of
                           Mohasco Corporation. Mr. Egan was President of CORT
                           from 1980 to 1985.

Gregory B. Maffei.....  39 Mr. Maffei has been a Director of the Company since
                           November 1995. Mr. Maffei joined Worldwide Fiber
                           Inc. in January 2000 as Chief Executive Officer. Mr.
                           Maffei was the Chief Financial Officer of Microsoft
                           Corporation from July 1997 to January 2000. He
                           served as Treasurer of Microsoft Corporation from
                           1994 to 1996 and Vice President, Corporate
                           Development of Microsoft Corporation from 1996 to
                           July 1997. Prior to January 1991, Mr. Maffei was a
                           Vice President of Citicorp Venture Capital Ltd.,
                           which is an affiliate of the Company. Mr. Maffei is
                           also a Director of Ragen MacKenzie Group Inc.,
                           Skytel Communications, Inc. and Starbucks
                           Corporation.

James A. Urry.........  46 Mr. Urry has been a Director of the Company since
                           March 1993. Mr. Urry has been with Citibank, N.A.
                           since 1981 serving as a Vice President since 1986.
                           He has been a Vice President of Citicorp Venture
                           Capital Ltd., which is an affiliate of the Company,
                           since 1989. He is also a Director of Airxcel, Inc.,
                           CLARK Material Handling Corporation, Hancor Holding
                           Corporation, IKS Corporation, Intersil Holding
                           Corporation, Palomar Technologies, Inc. and York
                           International Corporation.

                       EXECUTIVE OFFICERS OF THE COMPANY

  The names, ages, principal occupations and positions for the past five years of each Executive Officer of the Company who is not also a Director of the Company are as follows:

Robert Baker............  44 Mr. Baker has served as Group Vice President--CORT-Instant of the Company since August 1998. Mr. Baker was the co-
                             founder and Chairman of Instant Interiors Corporation from
                             1978 until substantially all of its assets were acquired by
                             CORT in August 1998.

Anthony J. Bellerdine...  51 Mr. Bellerdine has served as Senior Group Vice President of the Company since January 1999. Mr Bellerdine has been with
                             CORT since July 1991 and has previously served as Group Vice
                             President, Area Vice President, and Senior District Manager.

Michael G. Connors......  43 Mr. Connors has been Vice President--Real Estate of the
                             Company since March 1991. Mr. Connors joined CORT in
                             February 1986, after nearly eight years in Real Estate and
                             Marketing with Mobil Oil Corporation.

Kenneth W. Hemm.........  45 Mr. Hemm has served as Executive Vice President and Chief
                             Operating Officer--Division II of the Company since January
                             1999. Mr. Hemm has been with CORT for 18 years and has
                             previously served as Group Vice President, Group Manager and
                             District Manager.

Steven D. Jobes.........  49 Mr. Jobes has served as Executive Vice President and Chief
                             Marketing Officer of the Company since January 1999. Mr.
                             Jobes has been with CORT for 28 years and has previously
                             served as Vice President--Marketing, Merchandising, Sales
                             and National Accounts and Group Vice President.

Lloyd Lenson............  48 Mr. Lenson has served as Executive Vice President and Chief
                             Operating Officer--Division I of the Company since January
                             1999. Mr Lenson has been with CORT for 21 years and has
                             previously served as Group Vice President and Vice
                             President--Marketing, Sales and Acquisitions.

Victoria L. Stiles......  45 Ms. Stiles has served as Vice President--Human Resources and
                             Corporate Risk Management of the Company since July 1996.
                             She served as Director of Human Resources and Regional
                             Manager of Human Resources of the Company from November 1987 to July 1996.

William Swets...........  45 Mr. Swets has served as Vice President--Business Development of the Company since August 1998. Mr. Swets was the co-
                             founder and President of Instant Interiors Corporation from
                             1978 until substantially all of its assets were acquired by the Company in August 1998.

Maureen C. Thune........  33 Ms. Thune has served as Vice President--Corporate Controller since January 1999 and Assistant Secretary of the Company
                             since September 1993. Ms. Thune served as Controller from
                             August 1992 to January 1999.

Frances Ann Ziemniak....  49 Ms. Ziemniak has served as Executive Vice President, Chief
                             Financial Officer of the Company since January 1999 and
                             Secretary of the Company since May 1997. She served as Vice
                             President--Finance and Chief Financial Officer of the
                             Company from March 1995 to January 1999. Prior to joining
                             CORT, Ms. Ziemniak was an independent consultant focusing on risk-management and retail acquisition analysis from 1992 to
                             1995. Ms. Ziemniak was previously Vice President, Finance
                             and Chief Financial Officer for Federated Merchandising, a
                             division of Federated Department Stores, Inc. from 1987 to
                             1992.

                      MEETINGS OF THE BOARD OF DIRECTORS

  There were 11 meetings of the Board, four meetings of the Compensation Committee, one meeting of the Audit Committee and no meetings of the Directors Stock Option Committee during the fiscal year ended December 31, 1999. Each director attended at least 75% of the aggregate number of meetings of the Board and committees on which he served, except Michael A. Delaney.

              DIRECTORS' COMPENSATION AND CONSULTING ARRANGEMENTS

  Directors who are not employees of the Company or CVC receive a monthly payment of $1,000, $500 for attendance at each meeting of the Board and $500 for attendance at each meeting of a committee of the Board and are reimbursed for expenses incurred in connection with attendance at meetings of the Board or committees thereof. In addition, directors not employed by the Company are entitled to receive options for Common Stock pursuant to the 1997 Directors Stock Option Plan (the "Directors Plan"). The Company adopted the Directors Plan, which provides for the granting of stock options on a non-discretionary basis to non-employee directors of the Company. An aggregate of 50,000 Shares have been reserved for issuance under the Directors Plan. The Directors Plan provides for automatic grants of options to purchase 2,000 Shares to each of the Company's non-employee directors on the business day immediately following the Company's annual meeting of stockholders in calendar years 1997, 1998, 1999, 2000 and 2001, which options will become exercisable over a three-year period. The option exercise price is equal to 100% of the fair market value of the Shares on the date of grant of the option. Options granted to directors under the Directors Plan will be treated as nonstatutory stock options under the Internal Revenue Code, as amended. The Company granted no options in 1999 pursuant to the terms of the Directors Plan, since no annual meeting of stockholders was held during the calender year of 1999.

                     COMMITTEES OF THE BOARD OF DIRECTORS

  The Board has standing Audit, Compensation and Directors Stock Option Committees.

  The Audit Committee recommends the independent accountants to conduct the annual audit of the books and accounts of the Company, and reviews the adequacy of the Company's financial reporting, accounting systems and controls. The Audit Committee also evaluates the Company's internal and external auditing procedures. The Audit Committee currently consists of Messrs. Alessi, Chairman, Bruckmann, and Maffei. The Compensation Committee reviews and approves salary and other compensation of officers and administers certain benefit plans. The Compensation Committee also has the authority to administer, grant and award stock options under the Company's stock option plans. Current members of the Compensation Committee are Messrs. Urry, Chairman, Bruckmann, and Delaney. The Directors Stock Option Committee administers the Directors Plan. Current members of the Directors Stock Option Committee are Messrs. Arnold and Egan.

  The Company does not have a standing nominating committee or other committee of the Board performing a similar function.

                REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE

  The Compensation Committee of the Board (the "Committee") establishes, oversees and directs the Company's executive compensation programs and policies and administers the Company's stock option plans. The Committee seeks to align executive compensation with Company objectives and strategies, management programs, business financial performance and enhanced stockholder value. The Committee consists of independent outside directors, none of whom is or was an officer or employee of the Company or CORT Furniture Rental Corporation.

  The Committee's objectives include (i) attracting and retaining exceptional individuals as executive officers and (ii) providing key executives with motivation to perform to the full extent of their abilities in an effort to maximize Company performance to deliver enhanced value to the Company's stockholders. The Committee believes it is important to place a greater percentage of executive officers' compensation at risk, as compared to non-executives, by tying compensation directly to the performance of the business and value of the Common Stock. Executive compensation generally consists of
(i) a base salary, (ii) a cash bonus opportunity that is linked to the performance of the Company and (iii) long-term equity-based compensation.

Compensation.

  The annual salaries and bonuses of the Company's executive officers are set at levels designed to attract and retain exceptional individuals by rewarding them for individual and Company achievements. The Committee reviews the annual salary and bonus of each executive officer in relation to such officer's performance and previous compensation and general market and industry conditions or trends and makes appropriate adjustments. The Committee reviews each executive officer's salary annually to determine if it is appropriate to adjust such salary based on various factors including each executive officer's past performance and expected future contributions, the scope and nature of responsibilities, including changes in such responsibilities, and competitive compensation data relating to each executive officer.

  The Committee believes that a portion of the executives' compensation should be tied to the financial results of the Company in order to reward individual performance and overall Company success. Each year, objective targets are established for each officer. Such targets include the Company's financial targets, such as revenue, earnings and return on assets, as well as individual strategic and operating targets. Additionally, a portion of each officer's bonus is based on subjective criteria particular to each officer's individual operating responsibilities. In 1999, the Company and the executive officers met certain goals established by the Committee. Accordingly, Messrs. Arnold, Hemm, Jobes and Lenson and Ms. Ziemniak earned a portion of their bonuses which was attributable to their respective targets and objectives. These bonuses have not yet been calculated or approved by the Board.

  The Company has employee stock option plans in order to offer key employees the opportunity to acquire an equity interest in the Company, thereby aligning the interests of these employees more closely with the long-term interests of stockholders. Awards under these employee stock option plans may be in the form of options, deferred stock, restricted stock or stock appreciation rights. In 1999, the Company granted no stock options to the Company's executive officers due to a pending merger transaction that was never consummated.

2000 Chief Executive Officer Compensation.

  The Committee has not yet determined the 2000 compensation of Mr. Arnold, President and Chief Executive Officer. Such compensation will be determined in accordance with the above discussion. In addition, the Committee has not yet calculated Mr. Arnold's bonus.

Deductibility of Compensation.

  Section 162(m) of the Internal Revenue Code imposes a $1 million limit on the deductibility of compensation paid to executive officers of public companies. The Committee believes that all of the compensation awarded to the Company's executive officers will be fully deductible in accordance with this limit.

                                          COMPENSATION COMMITTEE

                                          James A. Urry, Chairman
                                          Bruce C. Bruckmann
                                          Michael A. Delaney

                            STOCK PERFORMANCE GRAPH

  The following graph compares the percentage change in cumulative total stockholder return on the Company's Shares against the cumulative total return of the Standard & Poor's 500 Index and the Dow Jones Other Industrial and Commercial Services Index from the initial public offering price on November 17, 1995 to December 31, 1999. Cumulative total return to stockholders is measured by dividing (x) the sum of (i) total dividends for the period (assuming dividend reinvestment) plus (ii) per-share price change for the period by (y) the share price at the beginning of the period. The graph is based on an investment of $100 at the initial public offering price on November 17, 1995 in the Shares and in each index.





                                    [CHART]
              Cort Business        S&P 500       Dow Jones Other
          Services Corporation                    Industrial &
                                               Commercial Services

11/17/95         100                 100               100
  Dec-95         138                 103               101
  Dec-96         172                 126               111
  Dec-97         332                 169               127
  Dec-98         202                 217               150
  Dec-99         145                 262               176

  The following compensation information for the period ending December 31, 1999 has not been updated to reflect the effect of subsequent events, including, but not limited to, the Merger Agreement.

                          SUMMARY COMPENSATION TABLE

  The following table sets forth information concerning the compensation of the Named Executive Officers for the most recent three fiscal years.

                                                                          Long Term Compensation
                                                              ----------------------------------------------
                                 Annual Compensation            Awards              Payouts
                         ------------------------------------ ----------            -------
          (a)            (b)    (c)       (d)        (e)         (f)        (g)       (h)         (i)
          ---            ---    ---       ---        ---         ---        ---       ---         ---
                                                              Restricted Securities
   Name and Principal                            Other annual   Stock    Underlying  LTIP      All Other
        Position         Year  Salary  Bonus (1) compensation  Award(s)   Options   Payouts Compensation (3)
   ------------------    ---- -------- --------- ------------ ---------- ---------- ------- ----------------
Paul N. Arnold.......... 1999 $293,750    (2)        --          --           --      --         $8,301
 President and Chief     1998  248,125 $ 74,631      --          --        83,000     --         10,577
  Executive              1997  233,750  233,750      --          --         4,500     --         11,754
 Officer

Kenneth W. Hemm......... 1999  158,000    (2)        --          --           --      --         23,372
 Executive Vice          1998  148,633   34,857      --          --        31,000     --         23,935
  President and          1997  148,633   34,857      --          --         3,500     --         23,939
 Chief Operating
  Officer--
 Division II

Steven D. Jobes......... 1999  142,900    (2)        --          --           --      --            --
 Executive Vice          1998  130,665   33,248      --          --        31,000     --            --
  President and          1997  125,140   87,723      --          --         3,500     --            --
 Chief Marketing Officer

Lloyd Lenson............ 1999  152,600    (2)        --          --           --      --          5,495
 Executive Vice          1998  142,400   32,500      --          --        31,000     --          5,994
  President and          1997  136,125   69,301      --          --         3,500     --          5,504
 Chief Operating
  Officer--
 Division I

Frances Ann Ziemniak.... 1999  141,321    (2)        --          --           --      --         19,222
 Executive Vice          1998  131,286   33,406      --          --        25,500     --         19,667
  President, Chief       1997  125,268   87,813      --          --         3,500     --         18,216
 Financial Officer and
  Secretary

--------
(1) The amounts shown consist of cash bonuses earned in the fiscal year identified but paid in subsequent years.
(2) Bonuses for 1999 have not yet been calculated and approved by the Board.
(3) The Company maintains an investment and profit-sharing defined contribution retirement plan. All of the Company's employees are eligible to participate after one year of service. The Company makes a matching contribution as a percentage of the employee contributions. The Company may, at its discretion, make additional contributions based on the Company's performance. The amounts shown include both the matching contribution and the Company's discretionary payment on behalf of the named executives in which all of the above, except Ms. Ziemniak, are fully vested. In addition, the amounts shown include the amounts allocated to certain management employees in the defined contribution portion of the CORT Furniture Rental Supplemental Executive Retirement Plan. The Company contributes a fixed dollar amount per plan member with the total contribution allocated among all plan members on the basis of their responsibility, age and years of service.

                     OPTION GRANTS DURING LAST FISCAL YEAR

  The Company granted no options in 1999 pursuant to the 1995 Stock-Based Incentive Compensation Plan.

                AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

  The following table sets forth information concerning stock options exercised in the fiscal year ended December 31, 1999, including the "value realized" upon exercise (the difference between the exercise price of the shares acquired and the market value at the date of exercise), and the value of the unexercised "in-the-money" options held at December 31, 1999 (the difference between the exercise price of all such options held and the market value of the shares covered by such options at December 31, 1999).

                                                       Numbers of Shares       Value of Unexercised
                                                    Underlying Unexercised         In-the-Money
                            Shares                      Options Held at           Options Held at
                           Acquired                    December 31, 1999       December 31, 1999 (1)
                              on         Value     ------------------------- -------------------------
          Name           Exercise (#) Realized ($) Exercisable Unexercisable Exercisable Unexercisable
          ----           ------------ ------------ ----------- ------------- ----------- -------------
Paul N. Arnold..........     --           --         182,973      81,833     $1,670,069       --
Kenneth W. Hemm.........     --           --          65,967      30,166        573,923       --
Steven D. Jobes.........     --           --          76,396      30,166        835,169       --
Lloyd Lenson............     --           --          75,691      30,166        816,302       --
Frances Ann Ziemniak....     --           --          50,448      24,832        385,290       --

--------
(1) The closing price of a share of common stock on the New York Stock Exchange for the last trading day of 1999 was $17.4375.

                             PENSION ARRANGEMENTS

Supplemental Executive Retirement Plan

  The CORT Furniture Rental Supplemental Executive Retirement Plan (the "SERP Plan") provides a supplement to the retirement benefits that certain key management employees will receive from the Retirement Plan for Salaried and Sales Employees of Mohasco Corporation (the "Mohasco Plan") and the CORT Furniture Rental Investment Savings and Profit Sharing Retirement Plan (the "401(k) Plan"). The SERP Plan consists of a defined benefit plan and a defined contribution plan.

  Certain key management employees of the Company with at least five years of service (employment) had been selected by the Board as participants in the defined benefit portion of the SERP Plan. Such officers include Messrs. Arnold, Lenson and Jobes. The defined SERP Plan benefits are a function of service with the Company and Final Average Compensation (average monthly compensation during the 36 consecutive months out of the last 60 months of the participant's employment that produce the highest average). Compensation includes salary, bonuses and 401(k) Plan salary deferrals. Benefits are equal to a targeted percentage as determined by the Board upon selection of the employee to participate in the SERP Plan--(55% in the case of Mr. Arnold and 50% in the case of Mr. Jobes and Mr. Lenson) of the Final Average Compensation as of the date of the participant's retirement or termination of employment multiplied by the ratio of the participant's actual years of service as of the applicable event to the participant's years of service projected to the participant's Normal Retirement Date (first day of the month after the date the participant attains age 65). The benefits are reduced by (i) the annuity value of Company contributions made on behalf of the participant to the 401(k) Plan and (ii) the annuity benefit, on a single life basis only, payable to the participant under the Mohasco Plan.

  The estimated annual benefits payable upon retirement, expressed as a straight life annuity, before reduction for the 401(k) Plan or the Mohasco Plan, are as follows:

                           Targeted Percentage: 55%

                                      Years of Service
                    ------------------------------------------------------------
   Remuneration        15           20           25           30           35
   ------------     --------     --------     --------     --------     --------
   $125,000         $ 65,528     $ 65,528     $ 65,528     $ 65,528     $ 65,528
    150,000           78,634       78,634       78,634       78,634       78,634
    175,000           91,739       91,739       91,739       91,739       91,739
    200,000          104,845      104,845      104,845      104,845      104,845
    225,000          117,951      117,951      117,951      117,951      117,951
    250,000          131,056      131,056      131,056      131,056      131,056
    300,000          157,268      157,268      157,268      157,268      157,268
    400,000          209,690      209,690      209,690      209,690      209,690
    450,000          235,901      235,901      235,901      235,901      235,901
    500,000          262,113      262,113      262,113      262,113      262,113

                           Targeted Percentage: 50%

                                      Years of Service
                    ------------------------------------------------------------
   Remuneration        15           20           25           30           35
   ------------     --------     --------     --------     --------     --------
   $125,000         $ 59,571     $ 59,571     $ 59,571     $ 59,571     $ 59,571
    150,000           71,485       71,485       71,485       71,485       71,485
    175,000           83,399       83,399       83,399       83,399       83,399
    200,000           95,314       95,314       95,314       95,314       95,314
    225,000          107,228      107,228      107,228      107,228      107,228
    250,000          119,142      119,142      119,142      119,142      119,142
    300,000          142,971      142,971      142,971      142,971      142,971
    400,000          190,627      190,627      190,627      190,627      190,627
    450,000          214,456      214,456      214,456      214,456      214,456
    500,000          238,284      238,284      238,284      238,284      238,284

  As of December 31, 1999, Mr. Arnold was credited with 31 years of service, Mr. Jobes with 28 years of service and Mr. Lenson with 21 years of service.

  Other key management employees have been selected by the Board as participants in the defined contribution portion of the SERP Plan. Such officers include Mr. Hemm and Ms. Ziemniak. Defined contribution benefits are equal to the balance in an executive's SERP Account (the annual contribution credited to such executive's account, adjusted to reflect gains, losses or forfeitures incurred), as of the last day of the month in which the executive is employed.

  A participant in either the defined benefit or defined contribution portion of the SERP Plan whose employment with the Company is terminated without Cause (i.e., other than as a result of willful gross misconduct materially or demonstrably injurious to the Company or willful refusal to perform substantially the duties reasonably assigned to him/her) or who has a substantial reduction in duties and responsibilities or in compensation will vest immediately in his SERP Plan benefit. In addition, such a participant (other than the Chief Executive Officer) will be entitled to receive a lump sum payment equal to the amount of compensation he/she received during the final six or 12 months based on length of service (12 months in the case of Messrs. Arnold, Hemm, Jobes and Lenson and six months in the case of Ms. Ziemniak) prior to such event. The Chief Executive Officer is entitled to a severance payment of twice this amount. Amounts paid by the Company under any employment agreement or other severance arrangement will reduce the severance payment under the SERP Plan.

In addition, the Company and Mr. Arnold have agreed that one-half of such severance payment will be paid in a lump sum and the remaining half will be paid in eighteen equal monthly installments commencing one month after the date of his termination. Each participant in the SERP Plan has agreed not to compete with the Company for a period of 18 months following the termination of his/her employment with the Company unless such participant's employment was terminated without Cause.

                         CHANGE OF CONTROL AGREEMENTS

  CORT has entered into "change of control" agreements with several executive officers. Under the agreement with Chief Executive Officer, Paul N. Arnold, Mr. Arnold will receive a cash payment within three days of a "change of control" of CORT in the amount of $1,200,000. In addition to the payment, if Mr. Arnold is terminated by CORT within one year of a "change of control" other than for "cause" or if Mr. Arnold resigns for "good reason," Mr. Arnold is entitled to a continuation of welfare benefits for three years after his termination at the same cost and coverage level as in effect on his date of termination. Other executives are entitled to payments in amounts of either $150,000 or $400,000 in the event they are terminated by CORT within one year of a "change of control" other than for "cause," or if they resign for "good reason." These executives also would receive welfare benefits for three years after their termination at the same cost and coverage level as in effect on their dates of termination. These agreements were to terminate one year from March 25, 1999, the date on which they were entered into. On January 14, 2000, the Board of Directors approved amending the letter agreements pursuant to which the letter agreements discussed above will terminate on June 30, 2000 instead of on March 25, 2000.

  In addition, under a Change of Control Bonus Plan, additional management employees are eligible for payments if they are terminated within one year of a "change of control" by CORT other than for "cause" or by the management employee for "good reason." The Compensation Committee, in its sole discretion, will determine the amount of the payment, if any, payable to each management employee on or before the date of a change of control. The aggregate amount of all payments under the plan will not exceed $400,000. The plan was to terminate one year from March 25, 1999, the date on which it was approved by the Board. On January 14, 2000, the Board of Directors approved the First Amendment to Change of Control Bonus Plan pursuant to which the plan will terminate on June 30, 2000 instead of March 25, 2000.

  The consummation of the Offer will result in a "change of control" under the change of control agreements and the plan.

  The foregoing is a summary of certain provisions of the change of control agreements and the plan and is qualified in its entirety by reference to Exhibits 10 through 23 to the Schedule 14D-9.

             SECTION 16A BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on a review of the reports, during the fiscal year ended December 31, 1999, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table presents certain information regarding the beneficial ownership of common stock at January 19, 2000 provided to the Company by (a) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding shares of common stock, (b) each director, (c) each executive officer named in the Summary Compensation Table, and (d) all directors and executive officers as a group.

                                                 Amount and
                                                 Nature of       Percentage of
   Name and Address of Beneficial Owners    Beneficial Ownership   Ownership
   -------------------------------------    -------------------- -------------
   Directors:
    Paul N. Arnold.........................        210,379(2)         1.6%
    Bruce C. Bruckmann.....................        182,506(2)         1.4%
    Keith E. Alessi........................         51,660(2)           *
    Gregory B. Maffei......................         42,526(2)           *
    Charles M. Egan........................         32,332(2)           *
    James A. Urry..........................         13,934(2)           *
    Michael A. Delaney.....................         10,501(2)           *
   Certain Executive Officers:
    Lloyd Lenson...........................        123,937(2)           *
    Kenneth W. Hemm........................         89,866(2)           *
    Steven D. Jobes........................         79,746(2)           *
    Frances Ann Ziemniak...................         72,425(2)           *
   Five Percent Stockholders:(3)
    Citicorp Venture Capital Ltd.(4)
     399 Park Avenue, 14th Floor
     New York, New York 10043..............      5,778,518           44.1%
    T. Rowe Price Associates, Inc.(5)
     100 E. Pratt Street
     Baltimore, MD 21202...................      1,401,700           10.7%
   All directors and executive officers as
    a group (17 persons)...................      1,001,816(2)         7.3%

--------
 * Represents less than 1% of the outstanding shares of common stock.
(1) Applicable percentage ownership is based on 13,108,569 shares of Company Common Stock outstanding as of January 19, 2000. The Company has two authorized classes of common stock; Common Stock (voting) and Class B Common Stock (nonvoting). There are no shares of Class B Common Stock issued and outstanding.
(2) Includes shares under option which are exercisable or will become exercisable within 60 days of January 19, 2000 of 182,973, 8,001, 3,667, 9,001, 17,018, 8,001, 8,001, 75,691, 65,967, 76,396, 50,448 for Messrs.
    Arnold, Bruckmann, Alessi, Maffei, Egan, Urry, Delaney, Lenson, Hemm, Jobes and Ms. Ziemniak, respectively, and 590,752 in total for all Directors and Executive Officers as a group.
(3) The Board of Directors and Management are not aware of any other person or entity who holds beneficially more than 5% of the outstanding Company Common Stock.
(4) 5,778,518 shares of common stock owned by CVC are subject to an Amended and Restated Voting Trust Agreement dated as of November 15, 1999. The voting trustee is Robert N. Pokelwaldt. The voting trustee's address is 45 Burning Tree Court, York, Pennsylvania 17404. The voting trustee possesses all voting rights related to the shares held in trust. The Voting Trust Agreement shall terminate upon the earlier of the disposition of the shares held in trust, CVC's election to convert the shares held in trust into non-voting common stock or the tenth anniversary of the Trust Agreement.
(5) These securities are owned by various individual and institutional investors including T. Rowe Price Small Cap Value Fund, Inc. (which owns 670,000 shares, representing 5.1% of the shares outstanding), which T. Rowe Price Associates, Inc. ("Price Associates") serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For the purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

                                                                     SCHEDULE I

  As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, such Purchaser Designees will be selected from the following list of directors and executive officers of Parent or its affiliates promptly upon the purchase by the Purchaser of a majority of the outstanding Securities on a fully diluted basis pursuant to the Offer. The information contained herein concerning Parent and its directors and executive officers and those of its affiliates has been furnished by Parent and the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

  The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. Except as noted, none of the persons listed below owns any Securities or has engaged in any transactions with respect to Securities during the past 60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation or such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) based on information provided to the Company by Parent, to the best of Parent's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the persons listed below has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission" or "SEC"), except as may be disclosed herein or in the Schedule l4D-9. All of the individuals listed below are citizens of the United States of America. The business address of each such person is 1440 Kiewit Plaza, Omaha, Nebraska 68131, unless otherwise indicated.

                                    Present Principal Occupation or Employment,
                                                 Material Positions
                                     Held During Past Five Years, and Business
 Name                                                 Address
 ----                               -------------------------------------------
 Warren E. Buffett................  Mr. Buffett has been Chairman and Chief
                                    Executive Officer of Berkshire since 1970.
                                    He is also a director of The Coca-Cola
                                    Company, The Gillette Company and The
                                    Washington Post Company.

 Charles T. Munger................  Mr. Munger has been a director and Vice
                                    Chairman of Berkshire's Board of Directors
                                    since 1978. He is Chairman of the Board of
                                    Directors and Chief Executive Officer of
                                    Wesco, Chairman of the Board of Directors
                                    of Daily Journal Corporation and a director
                                    of Costco Wholesale Corporation. His
                                    business address is 355 S. Grand Avenue,
                                    34th Floor, Los Angeles, California 90071.

 Robert H. Bird...................  Mr. Bird has been President of Wesco since
                                    1992. He has also served as President and a
                                    director of MS Property Company, a wholly
                                    owned Wesco subsidiary, since 1993, as
                                    President of Blue Chip Stamps since 1987
                                    and as a director of Blue Chip Stamps since
                                    1978. His business address is 301 East
                                    Colorado Blvd., Suite 300, Pasadena,
                                    California 91101.

 Howard G. Buffett................  Mr. Buffett is Chairman of the Board of
                                    Directors of The GSI Group, a company
                                    primarily engaged in the manufacture of
                                    agricultural equipment. From 1992 until
                                    June 5, 1995, Mr. Buffett had been Vice
                                    President, Assistant to the Chairman and a
                                    Director of Archer Daniels Midland Company,
                                    a company engaged principally in the

                                    Present Principal Occupation or Employment,
                                                 Material Positions
                                     Held During Past Five Years, and Business
 Name                                                 Address
 ----                               -------------------------------------------
                                    business of processing and merchandising
                                    agricultural commodities. He is also a
                                    director of Coca-Cola Enterprises, Inc.,
                                    Lindsay Manufacturing Co. and Mond
                                    Industries Inc. His business address is
                                    1004 East Illinois Street, Assumption,
                                    Illinois 62510.

 Susan T. Buffett.................  Mrs. Buffett has been a director of
                                    Berkshire since 1991. Mrs. Buffett has not
                                    been employed in the past five years.

 Carolyn H. Carlburg..............  Ms. Carlburg has been the Executive
                                    Director of Community Housing Services,
                                    Inc. since 1997. Prior thereto, she
                                    practiced law under the name Carolyn H.
                                    Carlburg & Associates. Her business address
                                    is 1040 North Lincoln Avenue, Second Floor,
                                    Pasadena, California 91103.

 Malcolm G. Chace.................  In 1996, Mr. Chace was named Chairman of the Board of Directors of BankRI, a
                                    community bank located in the state of
                                    Rhode Island. Prior to 1996, Mr. Chace had
                                    been a private investor. Mr. Chace's
                                    business address is One Providence
                                    Washington Plaza, Providence, Rhode Island
                                    02903.

 James N. Gamble..................  Mr. Gamble has been engaged in the investment counseling business since 1956,
                                    currently under the name Gamble, Jones,
                                    Morphy & Bent, and has been a director of
                                    MS Property Company since 1993. His
                                    business address is 301 East Colorado
                                    Blvd., Suite 802, Pasadena, California
                                    91101.

 Michael A. Goldberg..............  Mr. Goldberg has, for more than the past five years, served as President of
                                    Berkshire Hathaway Credit Corporation.

 Marc D. Hamburg..................  Mr. Hamburg has been the Vice President and
                                    Treasurer of Berkshire for more than the
                                    past five years.

 Jeffrey L. Jacobson..............  Mr. Jacobson has served as Vice President and Chief Financial Officer of Wesco since
                                    1984. He has also served MS Property as
                                    Vice President and Chief Financial Officer
                                    since 1993. He has also served as a
                                    director of Blue Chip Stamps since 1987,
                                    and currently serves as its Vice President
                                    and Chief Financial Officer. His business
                                    address is 301 East Colorado Blvd.,
                                    Suite 300, Pasadena, California 91101.

 Forrest N. Krutter...............  Mr. Krutter has served as Secretary of
                                    Berkshire for more than the past five
                                    years.

 Ronald L. Olson..................  Mr. Olson has, for more than the past five years, been a partner in the law firm of
                                    Munger, Tolles & Olson LLP. He is also a
                                    director of Edison International, Western
                                    Asset Trust, Inc. and Pacific American
                                    Income Shares Inc. His business address is
                                    355 S. Grand Avenue, 35th Floor, Los
                                    Angeles, California 90071.

 Elizabeth Caspers Peters.........  Ms. Caspers Peters has been engaged in personal investments for more than the past
                                    five years. She has also been a director of
                                    MS Property Company since 1993. Her
                                    business address is 301 East Colorado
                                    Blvd., Suite 300, Pasadena, California
                                    91101.

                                    Present Principal Occupation or Employment,
                                                 Material Positions
                                     Held During Past Five Years, and Business
 Name                                                 Address
 ----                               -------------------------------------------
 David K. Robinson................  Mr. Robinson has been of counsel to Hahn &
                                    Hahn, attorneys at law, since January 1999,
                                    and prior thereto, a partner of that firm
                                    for approximately 50 years and legal
                                    counsel for Wesco for more than the past
                                    five years. His business address is 301
                                    East Colorado Blvd., Suite 900, Pasadena,
                                    California 91101.

 Robert E. Sahm...................  Mr. Sahm has, since 1971, served Wesco as
                                    Vice President in charge of building
                                    management and, ultimately, all real estate
                                    operations. He has also served MS Property
                                    Company as Senior Vice President in charge
                                    of property management, development and
                                    sales, and as a director. His business
                                    address is 301 East Colorado Blvd., Suite
                                    300, Pasadena, California 91101.

 Walter Scott, Jr.................  Mr. Scott has been Chairman of the Board of
                                    Level 3 Communications, Inc., a
                                    communications and information services
                                    company, since 1979. Level 3 Communications
                                    was formerly known as Peter Kiewit Sons',
                                    Inc., for which, until the spin-off of its
                                    construction operations in March 1998, Mr.
                                    Scott also served as Chief Executive
                                    Officer. Mr. Scott is also a director of
                                    MidAmerican Energy Holdings Company,
                                    Burlington Resources, Inc., ConAgra, Inc.,
                                    Valmont Industries, Inc., Commonwealth
                                    Telephone Enterprises, Inc. and RCN
                                    Corporation.

  Any other officer of Parent or Purchaser listed in Schedule I to the Offer to Purchase dated January 21, 2000, filed as an exhibit to the Tender Offer Statement on Schedule 14D-l of Parent and Purchaser may also be designated by Purchaser as a Purchaser Designee.

           [Letterhead of SunTrust Equitable Securities Corporation]

                                                                January 14, 2000

Board of Directors
CORT Business Services Corporation
11250 Waples Mill Road, Suite 500
Fairfax, VA 22030

Members of the Board:

  We understand that CORT Business Services Corporation (the "Company") intends to enter into an Agreement and Plan of Merger to be dated January 14, 2000 (the "Agreement"), with Wesco Financial Corporation ("Ultimate Parent"), Wesco Holdings Midwest, Inc. ("Parent") and C Acquisition Corp. (the "Purchaser") in substantially the form provided to us in rendering this opinion. The Agreement provides that Purchaser shall, and Parent shall cause Purchaser to, commence an offer (the "Offer") to purchase for cash all shares of the issued and outstanding common stock, par value $0.01 per share, of the Company and all of the issued and outstanding Class B common stock, par value of $0.01 per share, of the Company (collectively, the "Company Common Stock") at a price of $28.00 per share (the "Offer Price"). Under the Agreement, the Company has approved and consented to the Offer. The Agreement also provides that, subject to the terms and conditions of the Agreement and applicable law, the Company and the Purchaser shall consummate a merger (the "Merger") pursuant to which (a) the Purchaser shall be merged with and into the Company and the separate corporate existence of the Purchaser shall thereupon cease, (b) the Company shall be the successor or surviving corporation in the Merger (the "Surviving Corporation") under the name CORT Business Services Corporation and shall continue to be governed by the laws of the State of Delaware, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. In the Merger, each outstanding share of Company Common Stock, other than Dissenting Shares (as defined by the Agreement), will be converted into the right to receive the Offer Price. The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement.

  You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Offer Price to be received in the Offer or the Merger by shareholders of the Company.

  SunTrust Equitable Securities Corporation ("SunTrust Equitable"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In consideration for rendering the opinion set forth in this letter, SunTrust Equitable will receive a fee and reimbursement of its expenses. In addition, the Company has agreed to indemnify SunTrust Equitable for certain liabilities arising out of its engagement, including the rendering of this opinion. In the ordinary course of business, we trade the equity securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities.

  In connection with our opinion, we have reviewed, among other things, the Agreement, certain publicly-available information and certain other financial information, reports, forecasts and other internal information that was provided to us by or on behalf of the Company for purposes of our analysis. We held discussions with the management and representatives of the Company concerning the historical and current operations of the Company, its financial condition and its prospects. In addition, we conducted such other financial studies, analyses and investigations and reviewed such other information and factors as we deemed appropriate for purposes of this opinion.

  In rendering this opinion, we have relied, without assuming any responsibility for independent verification, on the accuracy and completeness of all financial and other information reviewed by us that was publicly available or furnished to us by or on behalf of the Company. We have assumed with your consent that the financial forecasts that we examined were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company. We express no opinion with respect to such forecasts or the assumptions on which they were based. We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluations or appraisals. In connection with the preparation of this opinion we have not been authorized to solicit nor have we solicited any alternative transaction with any other party. Our opinion is based upon economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder of the Company as to whether or not that shareholder should tender their shares pursuant to the Offer or should vote to approve the Merger. The financial markets in general, and the markets for the securities of the Company, in particular, are subject to volatility, and this opinion does not purport to address potential developments in the financial markets or the markets for the securities of the Company after the date hereof.

  This letter may not be reproduced, disseminated, quoted or referred to at any time without our prior written consent; however, the opinion rendered hereby may be included in its entirety in the Schedule 14D-9 to be distributed by the Company to its shareholders and filed with the Securities and Exchange Commission.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be paid by Purchaser in the Offer and the Merger to the holders of the Company Common Stock is fair, from a financial point of view, to such holders of the Company Common Stock.

                                        Very truly yours,

                                        /s/ SunTrust Equitable Securities
                                        Corporation

                                        SunTrust Equitable Securities
                                         Corporation

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